      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 5, 1996


                                                       REGISTRATION NO. 333-4458

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                       MULTIPLE ZONES INTERNATIONAL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 WASHINGTON                                      5961
       (STATE OR OTHER JURISDICTION OF               (PRIMARY STANDARD INDUSTRIAL
       INCORPORATION OR ORGANIZATION)                 CLASSIFICATION CODE NUMBER)

                 WASHINGTON                                     91-1431894

       (STATE OR OTHER JURISDICTION OF                       (I.R.S. EMPLOYER

       INCORPORATION OR ORGANIZATION)                       IDENTIFICATION NO.)



                             15815 S.E. 37TH STREET

                        BELLEVUE, WASHINGTON 98006-1800
                                 (206) 603-2400
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                PETER J. BIERE, SENIOR VICE PRESIDENT -- FINANCE

                             15815 S.E. 37TH STREET

                        BELLEVUE, WASHINGTON 98006-1800
                                 (206) 603-2400
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                          COPIES OF COMMUNICATIONS TO:

                 JOHN M. STEEL, ESQ.                                   JOHN F. SEEGAL, ESQ.
               FRANK C. WOODRUFF, ESQ.                                  IAIN MICKLE, ESQ.
              MICHAEL C. SCHWARTZ, ESQ.                               SCOTT D. ELLIOTT, ESQ.
                  GRAHAM & JAMES LLP                              ORRICK, HERRINGTON & SUTCLIFFE
         1001 FOURTH AVENUE PLAZA, SUITE 4500                           400 SANSOME STREET
              SEATTLE, WASHINGTON 98154                          SAN FRANCISCO, CALIFORNIA 94111

                            ------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
    AS SOON AS POSSIBLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JUNE 5, 1996


                                2,200,000 SHARES

                       MULTIPLE ZONES INTERNATIONAL, INC.
                                  COMMON STOCK


     All of the 2,200,000 shares of Common Stock being offered hereby are being sold by the Company. Prior to the offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for the factors to be considered in determining the initial public offering price. Application has been made for inclusion of the Common Stock on the Nasdaq National Market under the symbol "MZON."

                            ------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
    COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
     ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------
                                                                              UNDERWRITING
                                                           PRICE             DISCOUNTS AND          PROCEEDS TO
                                                         TO PUBLIC           COMMISSIONS(1)          COMPANY(2)
- ------------------------------------------------------------------------------------------------------------------
Per Share..........................................           $                    $                     $
- ------------------------------------------------------------------------------------------------------------------
Total(3)...........................................           $                    $                     $
- ------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting offering expenses payable by the Company estimated at $860,000.

(3) The Company has granted the Underwriters a 30-day option to purchase an aggregate of up to 330,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to
    Company will be $          , $          and $          , respectively. See
    "Underwriting."
                            ------------------------


     The shares of Common Stock are offered by the Underwriters subject to prior sale when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common
Stock will be made on or about June   , 1996.


LOGO
                                                                     FURMAN SELZ


                  The date of this Prospectus is June   , 1996

INSIDE FRONT COVER: ONE REPRESENTATIVE CATALOG COVER FOR EACH OF "THE MAC ZONE" AND "THE PC ZONE," SET ABOVE THE COMPANY'S NAME.

GATEFOLD: MAP OF THE WORLD SHOWING LOCATIONS OF THE COMPANY AND ITS SUBSIDIARIES AND LICENSEES, SET BELOW THE COMPANY'S NAME AND ABOVE THE TEXT "A LEADING GLOBAL DIRECT MARKETER OF MICROCOMPUTER PRODUCTS," AND SURROUNDED BY A FLOAT CHART OF PICTURES OF (1) REPRESENTATIVE SAMPLES OF THE COMPANY'S FLAGSHIP CATALOGS, STAND-ALONE DIRECT MAIL PIECES AND SPECIALTY CATALOGS; (2) REPRESENTATIVE SAMPLES OF TRADE PUBLICATIONS IN WHICH THE COMPANY ADVERTISES;
(3) THE COMPANY'S HOME PAGE ON MARKETPLACE-MCI; (4) THE COMPANY'S TELEMARKETING OPERATIONS CENTER; (5) THE THIRD-PARTY DISTRIBUTION FACILITY UTILIZED BY THE COMPANY; (6) AN AIRCRAFT OF AN OVERNIGHT EXPRESS DELIVERY COMPANY; (7) MODELS REPRESENTING USERS OF PRODUCTS SOLD BY THE COMPANY; AND (8) MODEL OF A COMPUTER REPRESENTING THE COMPANY'S CUSTOMER DATABASE.

INSIDE BACK COVER: COVERS OF REPRESENTATIVE CATALOGS OF ELEVEN OF THE COMPANY'S SUBSIDIARIES AND LICENSEES, THE NAMES OF THE COUNTRIES WHERE THE COMPANY'S SUBSIDIARIES AND LICENSEES ARE LOCATED, THE TEXT "ONE COMPANY . . . GLOBAL MARKETPLACE," AND PICTURES OF TWO REPRESENTATIVE PROMOTIONAL SPREADS IN THE COMPANY'S CATALOGS AND TWO REPRESENTATIVE ADVERTISEMENTS BY THE COMPANY IN TRADE PUBLICATIONS.


     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. See "Risk Factors" for information prospective investors should consider.

                                  THE COMPANY

     Multiple Zones International, Inc. (the "Company") is a leading international direct marketer of microcomputer hardware, software, peripherals and accessories for users of Apple Macintosh-compatible ("Mac") and IBM-compatible ("PC") computers through two flagship catalogs, THE MAC ZONE and THE PC ZONE. During 1995, over 29 million catalogs were distributed by the Company domestically, with additional circulation by its subsidiaries and licensees through operations located in 26 other countries worldwide, more countries than any other catalog retailer of microcomputer products. The Company offers a broad selection of over 18,000 microcomputer products at competitive prices primarily through its distinctive catalogs, as well as through major trade publications and an outbound telemarketing sales team focused on small and medium-sized corporate, governmental and educational accounts. The Company tailors its catalogs and targets specific customers based on individual customer records in the Company's proprietary database. This targeted marketing, coupled with the Company's knowledgeable sales assistance and superior customer service, has produced an established base of satisfied customers. The Company believes that a substantial portion of its revenues represent sales to repeat customers.

     The Company has achieved strong growth in both sales and profitability. Net sales grew at a compound annual growth rate of 50.9% to $242.6 million in 1995 from $46.8 million in 1991. Principally as a result of increased sales of microcomputer hardware products, the Company's average order size grew to $336 in the three months ended March 31, 1996 from $201 in 1993. The Company's net income increased to $3.2 million in 1995 from $468,000 in 1991, and increased to $2.2 million in the three months ended March 31, 1996 from $234,000 in the comparable prior period.

     According to industry data, direct marketing is expected to be the fastest growing major distribution channel for microcomputer products, with a domestic market share that is projected to more than double from its 1994 level to over 15% of total domestic microcomputer product sales in 1998. The Company believes this projected growth is attributable to consumers' increasing familiarity with microcomputers, the emergence of component "plug-and-play" compatibility, and manufacturers' growing recognition of the cost-effectiveness of marketing microcomputer products through catalogs. Annual domestic sales of microcomputer products are also projected to more than double from their 1994 level to over $120 billion in 1998. The Company believes the international market for microcomputer products should experience similar growth trends, due primarily to an increasing installed base of microcomputers and expansion by manufacturers seeking additional markets for their products. As a leading participant in the direct marketing channel, the Company believes it is well positioned to capitalize on the anticipated growth of the markets for microcomputer products.

     Over the past three years, the Company has made significant investments in its operating infrastructure to capitalize on its position in this rapidly growing market. The Company has devoted considerable resources to building a highly qualified management team to guide its anticipated growth; developing one of the channel's largest databases of purchasers and prospective purchasers of microcomputer products; installing sophisticated systems to provide the Company with real-time access to information on customer purchase histories, inventory availability, and product specifications, benefits and features; developing in-house catalog design and production capability; and establishing international operations.


     The Company intends to leverage its operating infrastructure to strengthen and expand its offerings of PC products to meet increasing customer demand; increase the circulation of its flagship catalogs; increase the proportion of the Company's sales to business accounts through its outbound sales team; expand sales through its international operations; and enhance the Company's presence on the World Wide Web of the Internet. In addition, the Company will strive to enhance growth and profitability by expanding the breadth of its product offerings; increasing inventory depth to improve in-stock positions; increasing its emphasis on sales of hardware products in order to increase average order size and gross profit dollars; purchasing more products directly from manufacturers at more favorable prices; and more aggressively pursuing first-to-market, end-of-life-cycle and other higher-margin product offerings.

                                  THE OFFERING


Common Stock offered by the Company...........  2,200,000 shares
Common Stock outstanding after the              12,493,710 shares
  offering(1).................................
Use of proceeds...............................  Repayment of borrowings, working capital requirements and other general corporate purposes.
                                                See "Use of Proceeds."
Proposed Nasdaq National Market symbol........  MZON


- ---------------

(1) Does not include 1,127,560 shares of Common Stock issuable upon exercise of stock options and warrants outstanding at May 31, 1996, and an additional 1,062,750 shares of Common Stock reserved for future issuance under the Company's stock option and employee stock purchase plans. See "Management -- Benefit Plans," "-- Certain Transactions -- Benaroya-Bessemer Financing" and Notes 10 and 11 of Notes to Consolidated Financial Statements.

                            ------------------------

     The Company was incorporated on November 23, 1988 as a Washington corporation. Unless the context otherwise requires, the term "Company" refers to Multiple Zones International, Inc. and its direct and indirect subsidiaries. The Company's principal executive offices are located at 15815 S.E. 37th Street, Bellevue, Washington 98006-1800 and its telephone number is (206) 603-2400.

     THE MAC ZONE(R) and THE PC ZONE(R) are registered service marks of the Company. All other trademarks or service marks appearing in this Prospectus are trademarks or registered trademarks of the respective companies that utilize them.
                            ------------------------


     Unless otherwise indicated, all information in this Prospectus: (i) assumes that the Underwriters' over-allotment option will not be exercised; (ii) reflects a 50,000-for-9 stock split effected June 7, 1993, a 2-for-1 stock split effected February 9, 1994, and a 1.5-for-1 stock split effected June 3, 1996;
(iii) reflects the conversion of all outstanding shares of the Company's Series A Convertible Preferred Stock ("Series A Preferred Stock") into 1,874,999 shares of Common Stock in October 1995; and (iv) reflects the conversion of all outstanding shares of the Company's Series B Convertible Preferred Stock ("Series B Preferred Stock"), which were issued in October 1995, into 918,711 shares of Common Stock upon consummation of the offering. This Prospectus contains forward-looking statements within the meaning of the federal securities laws. There are many factors that could cause actual events and results to differ materially from those expressed in or implied by these statements, including those set forth in "Risk Factors" and elsewhere in this Prospectus.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)


                                                                                            THREE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                         MARCH 31,
                                 -----------------------------------------------------     --------------------
                                  1991       1992       1993        1994        1995        1995         1996
                                 -------    -------    -------    --------    --------     -------     --------
                                                                                               (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales......................  $46,834    $77,023    $80,515    $113,456    $242,587     $46,228     $100,927
Gross profit...................    7,483      9,868     11,217      15,245      31,550       6,301       13,963
Income (loss) from
  operations...................      526     (1,953)       631         834       6,125         543        3,885
Net income (loss)(1)...........  $   468    $(2,065)   $   451    $    412    $  3,192     $   234     $  2,173
Pro forma earnings per
  share(1).....................                                               $   0.31     $  0.02     $   0.21
Shares used in computation of
  pro forma earnings per
  share(1).....................                                                 10,386      10,363       10,380
SELECTED OPERATING DATA(2):
Catalogs distributed...........             6,900,000  8,000,000  15,000,000  29,000,000   8,000,000   9,500,000
Number of shipments(3).........             395,000    415,000     522,000     859,000     198,000      283,000
Average order size(3)..........             $   211    $   201    $    212    $    273     $   229     $    336
Customer and inquirer
  database(4)..................                                   1,626,000   1,908,000    1,711,000   2,023,000



                                                                                      MARCH 31, 1996
                                                                                --------------------------
                                                                                ACTUAL      AS ADJUSTED(5)
                                                                                -------     --------------
                                                                                       (UNAUDITED)
BALANCE SHEET DATA:
Working capital...............................................................  $ 8,498        $ 38,328
Total assets..................................................................   92,701         110,741
Short-term debt...............................................................   12,970           1,180
Long-term debt, net of current portion........................................    1,497           1,497
Series B Preferred Stock......................................................    6,691              --
Total shareholders' equity....................................................    6,706          43,227


- ---------------
(1) During the period from its inception through June 5, 1993, the Company elected to be treated as an S Corporation for federal income tax purposes and accordingly made no provision for federal income taxes on income earned, and derived no federal income tax benefit from any losses incurred, during that period. See Note 8 of Notes to Consolidated Financial Statements. If the Company had been subject to federal income taxes for all of 1993 at the statutory rates in effect for that year, its pro forma net income for 1993 would have been $299,600. The pro forma earnings per share and pro forma average number of common shares outstanding data are unaudited and assume that all options and warrants exercisable for Common Stock, and all securities convertible into Common Stock, issued by the Company since May 3, 1995 were issued and exercised or converted on January 1, 1993.

(2) Selected operating data are unaudited and exclude international operating data.

(3) Number of shipments is the number of outbound shipments to customers from the third-party distribution center utilized by the Company. Average order size is calculated by dividing domestic gross sales by the number of shipments.

(4) The database includes customer and inquirer records. Customers are people who have purchased or received products from the Company. Inquirers are people who have requested a catalog or product information from the Company. Due to a change in the Company's customer and inquirer database, data for 1992 and 1993 are not comparable to the data for more recent periods and accordingly have been omitted.


(5) As adjusted to give effect to the: (i) conversion of all outstanding shares of Series B Preferred Stock upon consummation of the offering; (ii) sale of the 2,200,000 shares of Common Stock being offered hereby at an assumed initial public offering price of $15.00 per share less Underwriting Discounts and Commissions and estimated expenses of the offering; and (iii) application of the estimated net proceeds of the offering. See "Use of Proceeds."

                                  RISK FACTORS

     In evaluating the Company, its business and an investment in the shares of Common Stock offered hereby, prospective investors should consider the following risk factors, in addition to the other information in this Prospectus. This Prospectus contains forward-looking statements within the meaning of the federal securities laws. There are many factors that could cause actual events and results to differ materially from those expressed in or implied by these statements, including those set forth below and elsewhere in this Prospectus.


RISKS ASSOCIATED WITH RAPID GROWTH



     Since its formation, the Company has experienced rapid growth in its customer base and catalog circulation as its net sales increased to $242.6 million in 1995 from $46.8 million in 1991. This growth has placed strains on the Company's management resources, facilities and equipment. The Company's business strategy is to pursue additional growth by, among other things, expanding the circulation of its catalogs; increasing its offerings of PC products; increasing sales to business accounts through the Company's outbound sales team; expanding the breadth of its product offerings; increasing inventory depth; increasing the Company's emphasis on sales of hardware products; more aggressively pursuing first-to-market, end-of-life-cycle and other similar product offerings; and increasing international operations. To pursue this strategy, the Company will be required to increase its capital and operating expenditures and to retain, motivate and effectively manage its employees. Any additional growth that may occur can be expected to result in additional demands on the Company's resources. The Company's future success will depend in part on its ability to manage growth successfully. Failure by the Company to do so would have a material adverse effect on its business, financial condition and results of operations. There can be no assurance that the Company's future growth in sales and profits, if any, will be at rates comparable to those experienced in recent periods. See "Business -- Business Strategy" and "-- Growth Strategy."


VARIABILITY OF QUARTERLY RESULTS


     The Company has experienced significant fluctuations in its operating results, and these fluctuations may continue in the future. The Company was only marginally profitable in 1993 and 1994. The Company's results of operations are significantly affected by many factors, including seasonal and other fluctuations in demand for microcomputer products and in profit margins on products sold, catalog timing and circulation, product availability, and timing of releases of new and upgraded products. Many of these factors are outside the control of the Company. The Company's operating results are heavily dependent upon its ability to predict sales levels, monitor and control associated expenses, and carefully manage all aspects of its operations, including product selection and pricing, purchasing and payables practices, inventory management, and catalog funding, production and circulation. If revenues do not meet expectations in any given quarter, or if the Company experiences difficulty in monitoring or controlling associated expenses, operating results may be materially adversely affected. There can be no assurance that the Company will be profitable on a quarterly or annual basis. It is possible that in some future quarter the expectations of public market analysts and investors will exceed the Company's operating results. In such event, the price of the Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



RELIANCE ON VENDOR SUPPORT AND RELATIONSHIPS


     Most product manufacturers provide the Company with co-op advertising support in exchange for product coverage in the Company's catalogs. This support significantly defrays the expense of catalog production. The level of co-op advertising support available to the Company may decline in the future. Such a decline could increase the Company's selling, general and administrative expense as a percentage of sales and have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Catalogs."

     The Company acquires products for resale from manufacturers as well as from distributors. Purchases of products from distributors constituted 35.5% and 25.7%, respectively, of the Company's total product purchases in 1995 and the three months ended March 31, 1996. Purchases from Ingram Micro, Inc. ("Ingram

Micro") and from Apple Computer, Inc. ("Apple") represented 23.7% and 19.6%, respectively, of the Company's total product purchases in 1995, and 15.1% and 27.0%, respectively, of the Company's total product purchases in the three months ended March 31, 1996. No other vendor supplied more than 10% of the Company's total product purchases in 1995 or the three months ended March 31, 1996. Certain hardware manufacturers either do not permit the Company to sell the full line of their products or limit the number of product units available to direct marketers such as the Company. Most of the Company's product vendors provide the Company with trade credit, of which the net amount outstanding at March 31, 1996 was $54.9 million. A number of major manufacturers participate in flooring arrangements that assist the Company in financing purchases of their products. Substantially all of the Company's contracts and arrangements with its vendors are terminable without notice or upon short notice. Termination, interruption or contraction of the Company's relationships with its vendors could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Purchasing."

DEPENDENCE ON SALES OF MAC PRODUCTS


     The Company is largely dependent on sales of Mac products manufactured by a broad variety of vendors, including Apple. Mac products represented 73.8%, 74.5% and 73.8% of the Company's gross sales in 1994, 1995 and the three months ended March 31, 1996, respectively. Following Apple's decision in 1994 to authorize several direct marketers, including the Company, to sell microcomputers manufactured by Apple, the Company's sales of Apple products increased significantly from 2.0% to 23.5% of the Company's gross sales in 1994 and 1995, respectively, and constituted 22.2% of the Company's gross sales in the three months ended March 31, 1996. As is customary in the microcomputer products industry, Apple participates in a flooring arrangement that assists the Company in financing purchases of its products. Apple recently announced that: (i) during the three months ended March 31, 1996, it experienced a significant decline in revenues, number of units shipped and its share of the worldwide and domestic microcomputer markets; (ii) it had significant overstocked inventory positions on certain products; (iii) it planned to lay off 2,800 employees; (iv) it incurred a $740 million operating loss for the three months ended March 31, 1996 as a result of inventory write-downs, restructuring costs, reduced revenues and a significant decline in gross margin percentage; and (v) it commenced a recall of certain product models. During 1995, certain Apple microcomputers were in short supply. The Company's sales of microcomputers and other products manufactured by Apple may be limited if the Company's reseller agreement with Apple is curtailed or terminated or if product availability or financing is otherwise restricted. A further decline in the demand for, or availability of, Apple or other Mac products would likely have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company intends to pursue increased sales of PC products to reduce its dependence on sales of Mac products, there can be no assurance that it will be successful in doing so.



COMPETITIVE, PRICING AND ECONOMIC RISKS



     The microcomputer products industry is highly competitive. The Company competes with other national and international direct marketers. The Company also competes with product manufacturers that sell direct to end-users; specialty microcomputer retailers; microcomputer and general merchandise superstores; consumer electronic and office supply stores; and shopping services on television, the Internet and commercial on-line networks. The Company competes not only for customers, but also for co-op advertising support from microcomputer product manufacturers. Some of the Company's competitors are larger and have substantially greater financial resources, superior operating results, and larger catalog circulations and customer bases than the Company. In addition, several direct marketers have recently been acquired by larger competitors. There can be no assurance that the Company will be able to compete effectively with existing competitors or any new competitors that may enter the market, or that the Company's business, financial condition and results of operations will not be adversely affected by intensified competition.


     The microcomputer products industry has experienced intense price competition. The Company believes that competition may increase in the future and that it may be required to reduce its profit margins to remain competitive. Such margin decreases could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company has recently increased its sales of microcomputer hardware products, for which profit margins are generally lower than those associated with software products.

     The market for microcomputer products has grown rapidly in recent years. If the growth of this market or the direct marketing channel were to cease or decrease, the Company's business, financial condition and results of operations could be adversely affected. Demand for many of the products carried by the Company may be subject to economic cycles. A recession could have a material adverse effect on the Company's sales and profitability. There can be no assurance that the Company will be able to maintain consistent profit margins or levels of profitability. See "Business -- Competition."


POTENTIAL DISRUPTION OF BUSINESS


     The Company's success is dependent in part on the quality, reliability and proper utilization of its information, telecommunication, desktop publishing and other systems, which are used for marketing, catalog design and production, purchasing, inventory management, order processing, product distribution, accounts receivable, customer service and general accounting functions. The Company does not currently have a redundant or back-up telecommunication system. The Company intends to relocate its corporate headquarters, including its telemarketing operations, to a larger facility in the summer of 1996. Any interruption in any of the Company's systems or other disruption in the Company's business as a result of the relocation of its operations center, power outages, system failure, the installation of planned enhancements or otherwise, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Systems" and "-- Facilities."


ADMINISTRATIVE, FINANCIAL AND OTHER RISKS OF INTERNATIONAL OPERATIONS



     The Company currently operates subsidiaries in ten foreign countries and also derives license fees and royalties from catalog direct marketers located in 16 other foreign countries who sell microcomputer products in numerous foreign countries using the Company's service marks. International subsidiary operations accounted for 10.2%, 10.9% and 13.7% of the Company's net sales in 1994, 1995 and the three months ended March 31, 1996, respectively. The Company intends to expand its international operations and may seek to acquire a controlling interest in certain of its licensees. The Company's international operations are subject to the general risks of remote management as well as other risks associated with the conduct of business in foreign countries, including economic, legal and regulatory uncertainties; currency fluctuations, which the Company generally does not attempt to hedge; restrictions on repatriation of earnings; potential conflicting claims to its service marks; export-import regulations; customs matters; foreign collection problems; military, political and transportation risks; and foreign laws and governmental regulation. The Company's licensees may terminate their agreements with the Company on short notice. Following termination, most of these licensees would retain rights to their customer information without any express contractual restriction preventing future competition. To date, three of the Company's licensees have terminated their agreements in order to affiliate with a competitor. There can be no assurance that the Company will be able to retain its licensees or to replace any licensees it may lose in the future. See "Business -- International Operations."


CHANGING METHODS OF DISTRIBUTION

     The market for microcomputer products is evolving at a rapid rate both in terms of product offerings and the methods of distribution for those products. Direct marketing of microcomputer products through catalogs is a relatively new distribution channel and currently accounts for only a relatively small percentage of total microcomputer product sales. Some manufacturers sell their hardware and software products directly to end-users, or to certain categories of end-users such as corporate accounts; these efforts may intensify in the future. Some software vendors distribute products through volume site licenses or directly to end-users' microcomputers through the use of modem telecommunications. Microcomputer products are also sold through shopping services on the Internet and commercial on-line networks, encrypted CD-ROM technology, infomercials and television shopping networks. Any or all of these methods of distribution may attract increased patronage and other new methods of distribution, such as interactive television, may emerge in the future. In order to maintain its profitability, the Company will be required to remain competitive with existing and evolving distribution channels and methods, and possibly to develop or adopt new methods for distribution of products in the future. Failure by the Company to do so could have a material adverse effect on its business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL


     The Company's performance will depend to a significant extent upon the efforts and abilities of members of its senior management, particularly: Victor
J. Melfi, Jr., President and Chief Executive Officer; Bruce S. Martin, Co-President and Chief Operating Officer; Peter J. Biere, Senior Vice
President -- Finance and Chief Financial Officer; and Sadrudin J. Kabani, Chairman of the Board. Messrs. Melfi and Martin have had a relatively limited tenure with the Company. The competition for qualified management personnel in the microcomputer products industry and the direct marketing channel is extremely intense, and the Company has recently lost several management employees to a competitor. The loss of the services of one or more of the Company's senior management could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's success will depend on its ability to hire, train and retain skilled personnel in all areas of its business. There can be no assurance that the Company will be able to attract, train and retain sufficient qualified personnel to achieve its business objectives. See "Business -- Employees" and "Management."



RAPID TECHNOLOGICAL CHANGE AND EXPOSURE TO INVENTORY OBSOLESCENCE



     The market for microcomputer products is characterized by rapid technological change and frequent introduction of new products and product enhancements. The Company's success depends in part on its ability to identify and market products that meet the needs of the marketplace. In order to satisfy customer demand and to obtain greater purchasing discounts, the Company expects to carry increased inventory levels of certain products in the future, which will subject it to increased risk of inventory obsolescence. Pursuant to its business strategy, the Company intends, among other things, to place larger inventory stocking orders, increase its participation in first-to-market and end-of-life-cycle purchase opportunities and market more products on a private-label basis, all of which will further increase the risk of inventory obsolescence. While the Company seeks to reduce its inventory exposure through a variety of inventory control procedures and policies, including vendor price protection and product return programs where available, there can be no assurance that the Company will be able to avoid losses related to obsolete inventory. End-of-life-cycle products are typically acquired without return privileges. In addition, some manufacturers provide the Company with co-op advertising support in the form of barter products, for which it often has no return privileges. See "Business -- Business Strategy" and "-- Growth Strategy."



STATE EXCISE TAX UNCERTAINTIES



     The Company presently collects retail sales taxes or similar taxes only on sales to customers in the States of Washington and Ohio. Various states have sought to require direct marketers to collect sales taxes on sales to their residents. In addition, legislation that would expand the ability of states to impose sales tax collection obligations on direct marketers has been introduced in Congress on numerous occasions. The United States Supreme Court has held that a state may not impose a sales tax collection obligation on a direct marketer whose contact with the state is limited to the distribution of catalogs and other advertising materials and the delivery of purchased products by U.S. mail or interstate common carrier. Due to its presence on various forms of electronic media and other factors, the Company's contact with many states may exceed the contact involved in the Supreme Court case. The Company cannot predict the level of contact that is sufficient to permit a state to impose on the Company a sales tax collection obligation. There can be no assurance that the Company will not incur material liabilities on account of past or future failures to accurately determine the Company's sales tax collection obligations or other excise tax liabilities with respect to one or more states. If the Company were required to collect sales tax, the effective cost of the Company's products to customers in states that imposed a collection obligation would increase, which could reduce demand for products sold by the Company and have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Regulatory and Legal Matters."


POTENTIAL INCREASES IN POSTAGE, SHIPPING AND PAPER COSTS


     Postage and shipping costs, as well as the cost of paper for the Company's catalogs, are significant expenses in the operation of the Company's business. The Company generally mails its catalogs through the U.S. Postal Service and ships its products to customers by overnight delivery and ground delivery services. The Company generally passes on only a portion of its shipping costs directly to customers, particularly for back-ordered products. In 1995, postage rates for mailing the Company's catalogs and overnight rates for delivery of orders increased. Paper costs have generally increased over the last several years. Any future increases in postage or shipping rates or in paper costs could have a material adverse effect on the Company's business, financial condition and results of operations.

RELIANCE ON OUTSOURCED DISTRIBUTION

     Advanced Logistics Services Corp. ("Airborne Logistics") provides and operates a warehouse and distribution center for the Company in Wilmington, Ohio under a contract that expires in March 1998. Under the contract, employees of Airborne Logistics utilize the Company's systems, policies and procedures to receive, log and warehouse inventory shipments from product vendors, fill and ship domestic customer orders, and return inventory to product vendors when requested by the Company. The Company pays a flat rate for each order filled, which rate is subject to periodic increases over the remainder of 1996. Any limitation or interruption of the services being provided by Airborne Logistics could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Distribution Center."

CONTROL BY EXISTING SHAREHOLDERS; ANTI-TAKEOVER PROVISIONS


     After consummation of the offering, the Company's directors and executive officers will beneficially own in the aggregate approximately 72% of the Company's outstanding Common Stock (70% if the Underwriters' over-allotment option is exercised in full). Certain principal shareholders or their representatives are directors or executive officers of the Company. As a result of such ownership, these shareholders, acting as a group, will be able to control matters requiring approval by the shareholders of the Company, including the election of directors. The Company is also authorized, without shareholder approval, to issue preferred stock with such rights, preferences and privileges as the Board of Directors may determine, including rights that may be senior to or otherwise adversely affect the Common Stock. In addition, certain provisions of Washington state law and of the Company's Articles of Incorporation and Bylaws could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, control of the Company. Any or all of these factors could limit or depress the price that certain investors might be willing to pay in the future for shares of Common Stock. See "Principal Shareholders" and "Description of Capital Stock."


NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock will be determined by negotiations between the Company and the Representatives of the Underwriters, and may not be indicative of the market price for the Common Stock in the future. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. There can be no assurance that an active trading market for the Common Stock will develop or be sustained after the offering. If a trading market develops, the market price of the Common Stock may fluctuate widely as a result of various factors, such as period-to-period fluctuations in the Company's operating results, sales of Common Stock by existing shareholders, developments in the microcomputer industry or the methods of distribution of microcomputer products, competitive factors, regulatory developments, economic and other external factors, general market conditions, and market conditions affecting stocks of microcomputer product manufacturers and resellers in particular. The stock market in general, and the stocks of microcomputer product resellers in particular, have in the past experienced extreme volatility in trading prices and volumes that has often been unrelated to operating performance. Such market volatility may have a significant adverse impact on the market price and marketability of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE


     Upon consummation of the offering, 12,493,710 shares of Common Stock will be outstanding (12,823,710 shares if the Underwriters' over-allotment option is exercised in full), of which the 2,200,000 shares offered hereby (2,530,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable on the public market without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except to the extent such shares are held by an affiliate of the Company. The remaining 10,293,710 shares of Common Stock were issued and sold by the Company in private transactions, and public sale thereof is restricted except to the extent they are registered under the Securities Act or sold in accordance with an exemption from such registration. The Company and the holders of all of these remaining shares have entered into agreements with the Underwriters (the "Lock-up Agreements") not to sell, offer to sell, solicit an offer to buy, contract to sell, grant any option to purchase, or otherwise transfer or dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of Dain Bosworth Incorporated. Upon expiration of the 180-day period, 9,374,999 of these remaining 10,293,710 shares will be eligible for immediate public sale under Rule 144 as currently in effect and the remaining shares of Common Stock will not be eligible for public sale until October 1997 unless earlier registered under the Securities Act pursuant to certain contractual registration rights. At May 31, 1996, options and warrants for 1,127,560 shares of Common Stock were outstanding, of which options for 230,250 shares will be exercisable upon consummation of the offering and the shares issued upon exercise will be potentially eligible for public sale 90 days after the date of this Prospectus pursuant to Rule 701 under the Securities Act; of these shares, 200,250 shares are subject to Lock-up Agreements. Sales of substantial amounts of shares of Common Stock in the public market following the offering could adversely affect the market price for the Common Stock. See "Shares Eligible for Future Sale."


DILUTION


     Investors in Common Stock in the offering will experience immediate dilution in the net tangible book value of their shares. Assuming an initial public offering price of $15.00 per share, dilution to new investors would be $11.65 per share. Additional dilution will occur upon exercise of outstanding stock options and warrants. If the Company seeks additional capital in the future, the issuance of shares or convertible debt to obtain such capital may lead to further dilution. See "Dilution."


                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the shares of Common Stock offered hereby at an assumed initial public offering price of $15.00 per share, after deducting estimated Underwriting Discounts and Commissions and estimated expenses of the offering, are estimated to be $29,830,000 ($34,433,500 if the Underwriters' over-allotment option is exercised in full).



     The Company intends to use the net proceeds to repay all amounts owed under the Company's primary bank line of credit, which totaled $20.6 million at June 3, 1996, as well as for other working capital requirements and general corporate purposes. This facility accrues interest at a rate equal to 0.75% above the bank's prime rate (9% at June 3, 1996) and expires on December 31, 1996. A portion of the net proceeds may also be used to take advantage of future acquisition opportunities. The Company has no present understandings, agreements or commitments with respect to any material acquisition, and there can be no assurance that any acquisition will occur. Pending the above uses, the net proceeds will be invested in short-term, liquid investments.

                                 CAPITALIZATION


     The following table sets forth the short-term obligations and capitalization of the Company at March 31, 1996, and the short-term obligations and capitalization of the Company as adjusted to give effect to the: (i) conversion of all outstanding shares of Series B Preferred Stock upon consummation of the offering; (ii) sale by the Company of the 2,200,000 shares of Common Stock offered hereby at an assumed initial public offering price of $15.00 per share less estimated Underwriting Discounts and Commissions and estimated expenses of the offering; and (iii) application of the estimated net proceeds of the offering. See "Use of Proceeds" and Notes 10 and 11 of Notes to Consolidated Financial Statements. The information set forth below is unaudited and should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto.



                                                                             MARCH 31, 1996
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                             (IN THOUSANDS)
Bank lines of credit...................................................  $12,260       $   470
Current portion of capital lease obligations...........................      710           710
                                                                         -------       -------
     Total short-term debt.............................................   12,970         1,180
                                                                         =======       =======
Long-term debt, net of current portion.................................    1,497         1,497
                                                                         -------       -------
Series B Preferred Stock, no par value, $11.43 per share liquidation preference:
  612,476 shares issued and outstanding; none issued and outstanding as
     adjusted(1).......................................................    6,691            --
                                                                         -------       -------
Shareholders' Equity:
  Common Stock, no par value: 45,000,000 shares authorized; 9,374,999 shares issued and outstanding; 12,493,710 shares issued and
     outstanding as adjusted(2)........................................    2,750        39,271
  Foreign currency translation adjustment..............................       25            25
  Retained earnings....................................................    3,931         3,931
                                                                         -------       -------
  Total shareholders' equity...........................................    6,706        43,227
                                                                         -------       -------
     Total capitalization..............................................  $14,894       $44,724
                                                                         =======       =======


- ---------------
(1) At March 31, 1996, the Company had 5,000,000 shares of preferred stock authorized, of which 612,476 shares were designated as Series B Preferred Stock and 4,387,524 were undesignated.


(2) Does not include 724,810 shares of Common Stock issuable upon exercise of stock options and warrants outstanding at March 31, 1996, and an additional 565,500 shares of Common Stock reserved for future issuance under the Company's stock option and employee stock purchase plans. Subsequent to March 31, 1996, options for an additional 433,500 shares of Common Stock were granted by the Company, options for 30,750 shares of Common Stock expired, and the number of shares reserved for issuance under the Company's stock option plan was increased by 900,000. See "Management -- Benefit Plans," "-- Certain Transactions -- Benaroya-Bessemer Financing" and Notes 10 and 11 of Notes to Consolidated Financial Statements.


                                DIVIDEND POLICY

     The Company does not anticipate paying any cash dividends or other distributions on its Common Stock in the foreseeable future. The Company's primary bank line of credit restricts the payment of cash dividends. It will be the policy of the Company's Board of Directors for the foreseeable future to retain any earnings to finance the operations and expansion of the Company's business.

                                    DILUTION


     At March 31, 1996, the pro forma net tangible book value of the Company, assuming all outstanding shares of Series B Preferred Stock had been converted into Common Stock at that date, was approximately $12.0 million, or $1.17 per share. Pro forma net tangible book value per share represents the Company's total tangible assets less total liabilities divided by the number of shares of Common Stock outstanding.



     Net tangible book value dilution per share represents the difference between the amount per share paid by the purchasers of Common Stock in the offering and the pro forma net tangible book value per share of Common Stock immediately after consummation of the offering. After giving effect to the sale by the Company of the 2,200,000 shares of Common Stock offered hereby, at the assumed initial public offering price of $15.00 per share, and receipt of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company at March 31, 1996 would have been approximately $41.8 million, or $3.35 per share. This represents an immediate increase in net tangible book value of $2.18 per share to existing shareholders and an immediate dilution of $11.65 per share to investors in the offering, as illustrated by the following table:



    Assumed initial public offering price per share....................             $15.00
      Net tangible book value per share at March 31, 1996..............  $ 1.17
      Increase per share attributable to investors in the offering.....    2.18
                                                                         ------
    Pro forma net tangible book value per share after the offering.....               3.35
                                                                                    ------
    Dilution in net tangible book value per share to investors in the
      offering.........................................................             $11.65
                                                                                    ======



     The following table summarizes on a pro forma basis at March 31, 1996, for existing shareholders and investors in the offering, the number of shares of Common Stock purchased from the Company, the total consideration paid or to be paid to the Company, assuming an initial public offering price of $15.00 per share, and the average price paid per share.



                                      SHARES PURCHASED (1)        TOTAL CONSIDERATION
                                     ----------------------     -----------------------     AVERAGE PRICE
                                       NUMBER       PERCENT       AMOUNT        PERCENT       PER SHARE
                                     ----------     -------     -----------     -------     -------------
Existing shareholders..............  10,293,710       82.4%     $ 9,750,000       22.8%        $  0.95
Investors in the offering..........   2,200,000       17.6       33,000,000       77.2         $ 15.00
                                     ----------     -----        ----------     ---- -
          Total....................  12,493,710      100.0%     $42,750,000      100.0%
                                     ==========     =====        ==========     =====


- ---------------

(1) The table is based on ownership at March 31, 1996, giving effect to the conversion of all outstanding shares of Series B Preferred Stock into Common Stock, and assumes no exercise of the Underwriters' over-allotment option. Exercise of the Underwriters' over-allotment option in full would: (i) reduce the proportion of shares held by existing shareholders to 80.3% of the total number of shares of Common Stock outstanding after the offering; and (ii) increase the number of shares held by investors in the offering to 2,530,000 shares, or 19.7% of such total number of shares.



     The above computations assume no exercise of outstanding stock options and warrants. At May 31, 1996, options and warrants to purchase 1,127,560 shares of Common Stock were outstanding at a weighted average exercise price of $7.97 per share. Exercise of such options and warrants will result in further dilution to new investors. See "Management -- Benefit Plans," "-- Certain
Transactions -- Benaroya-Bessemer Financing" and Notes 10 and 11 of Notes to Consolidated Financial Statements.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following selected consolidated financial and operating data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The selected consolidated financial data for the four years in the period ended December 31, 1995 are derived from the Consolidated Financial Statements of the Company audited by Coopers & Lybrand L.L.P., independent accountants, and the selected consolidated financial data for the year ended December 31, 1991 are derived from the Consolidated Financial Statements of the Company audited by the Company's prior independent auditors. The selected consolidated financial data for the three months ended March 31, 1995 and 1996 are derived from unaudited financial statements prepared by the Company on a basis consistent with the Company's audited Consolidated Financial Statements and, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results for such periods. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for any other interim period or for the year ending December 31, 1996.


                                                                                                       THREE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                            MARCH 31,
                                       ---------------------------------------------------------     ----------------------
                                        1991        1992        1993         1994         1995         1995          1996
                                       -------     -------     -------     --------     --------     ---------     --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Net sales............................  $46,834     $77,023     $80,515     $113,456     $242,587      $46,228      $100,927
Cost of sales........................   39,351      67,155      69,298       98,211      211,037       39,927        86,964
                                       -------     -------     -------     --------     --------      -------      --------
Gross profit.........................    7,483       9,868      11,217       15,245       31,550        6,301        13,963
Selling, general and administrative
  expenses...........................    6,957      11,821      10,586       14,411       25,425        5,758        10,078
                                       -------     -------     -------     --------     --------      -------      --------
Income (loss) from operations........      526      (1,953)        631          834        6,125          543         3,885
Other (income) expense:
  Interest expense...................       55         193         213          277        1,149          167           504
  Other income.......................        3         (62)        (44)         (78)        (132)         (27)          (85)
  Minority interest..................       --         (19)          8           16           69           26            49
                                       -------     -------     -------     --------     --------      -------      --------
Income (loss) before income taxes....      468      (2,065)        454          619        5,039          377         3,417
Provision for income taxes(1)........       --          --           3          207        1,847          143         1,244
                                       -------     -------     -------     --------     --------      -------      --------
Net income (loss)(1).................  $   468     $(2,065)    $   451     $    412     $  3,192      $   234      $  2,173
                                       =======     =======     =======     ========     ========      =======      ========
Pro forma earnings per share(1)......                                                   $   0.31      $  0.02      $   0.21
                                                                                        ========      =======      ========
Shares used in computation of pro
  forma earnings per share(1)........                                                     10,386       10,363        10,380
SELECTED OPERATING DATA(2):
Catalogs distributed.................              6,900,000   8,000,000   15,000,000   29,000,000   8,000,000     9,500,000
Number of shipments(3)...............              395,000     415,000      522,000      859,000      198,000       283,000
Average order size(3)................                 $211        $201         $212         $273         $229          $336
Customer and inquirer database(4)....                                      1,626,000    1,908,000    1,711,000     2,023,000



                                                             DECEMBER 31,
                                       ---------------------------------------------------------           MARCH 31,
                                        1991        1992        1993         1994         1995                1996
                                       -------     -------     -------     --------     --------     ----------------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit)............  $   402     $(2,142)    $   217     $    525     $  7,750            $ 8,498
Total assets.........................    9,403      12,589      17,681       25,705       79,392             92,701
Short-term debt......................    1,019       2,007       1,303        3,617       12,757             12,970
Long-term debt, net of current
  portion............................       93         305         732          791        1,665             1,497
Series B Preferred Stock.............       --          --          --           --        6,461             6,691
Total shareholders' equity
  (deficit)..........................      901      (1,164)      1,287        1,705        4,736             6,706


                       (See footnotes on following page)

- ---------------
(1) During the period from its inception through June 5, 1993, the Company elected to be treated as an S Corporation for federal income tax purposes and accordingly made no provision for federal income taxes on income earned, and derived no federal income tax benefit from any losses incurred, during that period. See Note 8 of Notes to Consolidated Financial Statements. If the Company had been subject to federal income taxes for all of 1993 at the statutory rates in effect for that year, its pro forma net income for 1993 would have been $299,600. The pro forma earnings per share and pro forma average number of common shares outstanding data are unaudited and assume that all options and warrants exercisable for Common Stock, and all securities convertible into Common Stock, issued by the Company since May 3, 1995 were issued and exercised or converted on January 1, 1993.

(2) Selected operating data are unaudited and exclude international operating data.

(3) Number of shipments is the number of outbound shipments to customers from the third-party distribution center utilized by the Company. Average order size is calculated by dividing domestic gross sales by the number of shipments.

(4) The database includes customer and inquirer records. Customers are people who have purchased or received products from the Company. Inquirers are people who have requested a catalog or product information from the Company. Due to a change in the Company's customer and inquirer database, data for 1992 and 1993 are not comparable to the data for more recent periods and accordingly have been omitted.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Company's Selected Consolidated Financial and Operating Data and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

GENERAL

     The Company began operations in November 1988, generating customer orders for Mac products by advertising in national trade publications. Catalog circulation commenced with THE MAC ZONE in 1990, followed by THE PC ZONE in 1992. International subsidiary operations and licensing activities commenced in 1992, and outbound telemarketing operations, principally to business accounts, were added in 1993.

     The Company's financial resources have historically been concentrated on establishing an infrastructure capable of supporting sustained profitable growth. Over the past several years, the Company has focused on adding management depth; improving the size, quality and responsiveness of its customer database; investing in scalable information systems; developing its international operations; increasing inventory levels to support growing customer demand; strengthening sales of PC products; establishing an outbound telemarketing force to increase sales to business accounts; and developing in-house catalog design and production capability. In addition, the Company has aggressively increased its domestic catalog circulation, which grew to over 29 million catalogs in 1995 from 6.9 million catalogs in 1992.


     As a result of the Company's authorization to sell microcomputer products manufactured by Apple, Hewlett-Packard, IBM and other manufacturers, the Company's sales of these and other hardware products increased significantly to 78.1% of gross sales in the three months ended March 31, 1996, compared to 70.4% and 54.7% of gross sales in 1995 and 1994, respectively. The Company's average order size also increased to $336 in the three months ended March 31, 1996, compared to $273 in 1995 and $212 in 1994. As average order size increases, more gross profit dollars are available to cover order processing and other transaction costs and to offset other factors that tend to adversely affect gross margin percentage, such as increases in sales of hardware products and sales to business accounts. The Company now offers a more complete computing solution, including a broad selection of both hardware and software products, which it believes has been one of the principal factors responsible for the recent increases in both net sales and average order size. The Company believes these increases are also attributable in part to the growing acceptance of the direct marketing channel by microcomputer product users.


     Sales through the Company's foreign subsidiaries accounted for 13.7% of the Company's net sales in the three months ended March 31, 1996, compared to 10.9% and 10.2% of net sales in 1995 and 1994, respectively. The Company expects foreign subsidiary sales to increase as a percentage of net sales due to increasing foreign demand for microcomputer products, growing acceptance of the direct marketing channel in foreign markets, and the Company's continued efforts to expand its foreign business operations. The Company currently has ten foreign subsidiaries and has license relationships with 16 foreign licensees.

     The Company's revenues consist primarily of sales of microcomputer hardware, software, peripherals and accessories, as well as license fees and royalties from foreign licensees. Net sales reflect the effects of product returns. Gross profit consists of net sales less product and freight costs. Selling, general and administrative ("SG&A") expenses include advertising expense net of co-op advertising recovery, warehousing, selling commissions, order processing, telephone and credit card fees, and other costs such as administrative salaries, depreciation, rent and general overhead expenses. Other expense represents interest expense net of non-operating income and minority interests in the Company's foreign subsidiaries.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, selected items from the Company's Consolidated Statements of Operations expressed as a percentage of net sales.

                                                                                THREE MONTHS
                                                                                    ENDED
                                                YEAR ENDED DECEMBER 31,           MARCH 31,
                                               -------------------------       ---------------
                                               1993      1994      1995        1995      1996
                                               -----     -----     -----       -----     -----
                                                                                 (UNAUDITED)
    Net sales................................  100.0%    100.0%    100.0%      100.0%    100.0%
    Cost of sales............................   86.1      86.6      87.0        86.4      86.2
                                               -----     -----     -----       -----     -----
    Gross profit.............................   13.9      13.4      13.0        13.6      13.8
    SG&A expenses............................   13.1      12.7      10.5        12.4      10.0
                                               -----     -----     -----       -----     -----
    Income from operations...................    0.8       0.7       2.5         1.2       3.8
    Other expense............................    0.2       0.2       0.4         0.4       0.4
                                               -----     -----     -----       -----     -----
    Income before income taxes...............    0.6       0.5       2.1         0.8       3.4
    Provision for income taxes...............    0.0       0.1       0.8         0.3       1.2
                                               -----     -----     -----       -----     -----
    Net income...............................    0.6%      0.4%      1.3%        0.5%      2.2%
                                               =====     =====     =====       =====     =====

  Comparison of Three-Month Periods Ended March 31, 1996 and 1995


     Net Sales. Net sales increased 118.4% to $100.9 million in the three months ended March 31, 1996 from $46.2 million in the comparable prior period. The increase resulted primarily from an increase in hardware sales to 78.1% of gross sales in the three months ended March 31, 1996 from 62.1% in the comparable prior period. This increase in hardware sales contributed to a 46.7% increase between periods in average order size to $336 from $229. Also contributing to the increase in net sales was an increase in orders due primarily to higher catalog circulation, which grew to 9.5 million in the three months ended March 31, 1996, an increase of 18.7% over the comparable prior period. International subsidiary net sales in the three months ended March 31, 1996 were $13.8 million, an increase of 165.4% over the comparable prior period, primarily resulting from the recent addition of subsidiaries in Austria, Germany and The Netherlands and sales growth in the Company's operations in Denmark and Great Britain.


     Gross Profit. Gross profit increased to $14.0 million in the three months ended March 31, 1996 from $6.3 million in the comparable prior period, and increased between periods to 13.8% from 13.6% of net sales. Gross profit dollars increased due to higher sales volumes generated by increases in orders and average order size. The increase in gross margin percentage resulted from improved recovery of domestic freight costs and growth in higher-margin product offerings, partially offset by increased sales of hardware products and sales to business accounts, which generally carry a lower average gross margin percentage. The Company expects that profit margins will be beneficially affected by anticipated growth in its first-to-market, end-of-life-cycle and other higher-margin product offerings, an increase in the proportion of products purchased directly from manufacturers, and continued leveraging of transaction costs over higher sales volumes and average order size. However, the Company also anticipates that continued growth in sales of hardware products and sales to business accounts will adversely affect its gross margin percentage.

     Selling, General and Administrative Expenses. SG&A expenses increased to $10.1 million in the three months ended March 31, 1996 from $5.8 million in the comparable prior period, but decreased between periods as a percentage of net sales to 10.0% from 12.4%. The dollar increase in SG&A expenses was primarily attributable to an increase in transaction costs associated with higher sales volumes, as well as to increased administrative salaries, partially offset by a decrease in net advertising expense. The decline in SG&A expenses as a percentage of net sales was due primarily to a decrease in net advertising expense as a percentage of sales, resulting from improved co-op advertising recovery and growth in sales at a rate outpacing the growth in SG&A expenses.

     Other Expense. Other expense increased to $468,000 in the three months ended March 31, 1996 from $166,000 in the comparable prior period, primarily as a result of higher interest expense related to higher levels of borrowing on the Company's primary bank line of credit.

     Income Taxes. Income tax expense increased in the three months ended March 31, 1996 to $1.2 million from $143,000 in the comparable prior period, due to the significant increase in profitability between periods.

     Net Income. As a result of the above factors, net income increased to $2.2 million in the three months ended March 31, 1996 from $234,000 in the comparable prior period.

  Comparison of Years Ended December 31, 1995 and 1994


     Net Sales. Net sales increased 113.7% to $242.6 million in 1995 from $113.5 million in 1994. The increase resulted primarily from an increase in orders due primarily to higher catalog circulation, which grew 93.3% to 29 million in 1995 from 15 million in 1994. The increase in net sales was also due in part to an increase in hardware sales to 70.4% of gross sales in 1995 from 54.7% in 1994, which contributed to a 28.8% increase in average order size to $273 in 1995 from $212 in 1994. International subsidiary net sales in 1995 were $26.3 million, an increase of 128.7% over 1994, primarily resulting from sales growth in the Company's operations in Denmark, Great Britain and France and the addition of a subsidiary in The Netherlands in mid-1995.


     Gross Profit. Gross profit increased to $31.6 million in 1995 from $15.2 million in 1994, but decreased to 13.0% of net sales in 1995 from 13.4% in 1994. Gross profit dollars increased due to higher sales volumes generated by increases in orders and average order size. The decline in gross margin percentage reflects the increased proportion of sales of hardware products, partially offset by improved recovery of domestic freight costs in 1995.

     Selling, General and Administrative Expenses. SG&A expenses increased to $25.4 million in 1995 from $14.4 million in 1994, but decreased as a percentage of net sales to 10.5% in 1995 from 12.7% in 1994. The dollar increase in SG&A expenses was primarily attributable to an increase in transaction costs associated with higher sales volumes, as well as to increased administrative salaries. The decline in SG&A expenses as a percentage of net sales was due primarily to a decrease in net advertising expense as a percentage of sales, resulting from improved co-op advertising recovery and growth in sales at a rate outpacing the growth in SG&A expenses.

     Other Expense. Other expense increased to $1.1 million in 1995 from $215,000 in 1994, primarily as a result of higher interest expense related to higher levels of borrowing on the Company's primary bank line of credit.

     Income Taxes. Income tax expense increased in 1995 to $1.8 million from $207,000 in 1994, due to the significant increase in profitability during 1995.

     Net Income. As a result of the above factors, net income increased to $3.2 million in 1995 from $412,000 in 1994.

  Comparison of Years Ended December 31, 1994 and 1993

     Net Sales. Net sales increased 41.0% to $113.5 million in 1994 from $80.5 million in 1993. The increase resulted primarily from an increase in orders due to higher catalog circulation and expanded product offerings, although the rate of growth was adversely impacted in part due to the Company's curtailment of trade publication advertising in 1994. Catalog circulation grew to 15 million in 1994, an increase of 87.5% over 1993. Most of the increase in circulation occurred in the last half of 1994. Also contributing to the increase in net sales was an increase in sales to business accounts as a proportion of sales due in part to outbound telemarketing operations, which commenced in early 1993. International subsidiary sales in 1994 grew to $11.5 million, an increase of 219.4% over their 1993 level, primarily due to the addition of subsidiary operations in Great Britain and Denmark in late 1993 and mid-1994, respectively.

     Gross Profit. Gross profit increased to $15.2 million in 1994 from $11.2 million in 1993, but decreased to 13.4% of net sales in 1994 from 13.9% in 1993. Gross profit dollars increased primarily due to higher sales volumes generated by the increase in orders and to an increase in average order size resulting primarily from increased levels of hardware sales. The decline in gross margin percentage was primarily attributable to an increase in sales to business accounts.

     Selling, General and Administrative Expenses. SG&A expenses increased to $14.4 million in 1994 from $10.6 million in 1993, but decreased as a percentage of net sales to 12.7% in 1994 from 13.1% in 1993. The dollar increase in SG&A expenses was primarily attributable to an increase in transaction costs associated with higher sales volumes and an increase in net advertising expense due to increased catalog circulation. The decline in SG&A expenses as a percentage of net sales was due primarily to growth in sales at a rate outpacing the growth in SG&A expenses.

     Other Expense. Other expense increased to $215,000 in 1994 from $177,000 in 1993. This increase is primarily as a result of higher interest expense related to higher levels of borrowing on the Company's primary bank line of credit.

     Income Taxes. Income tax expense increased in 1994 to $207,000 from $3,000 in 1993, due to the June 1993 termination of the Company's S Corporation tax status. In 1993, the Company reported a tax benefit of approximately $89,000 associated with this change in tax status.

     Net Income. As a result of the above factors, net income decreased to $412,000 in 1994 from $451,000 in 1993.

QUARTERLY RESULTS

     The following tables present the Company's unaudited quarterly consolidated results of operations, in dollars and as a percentage of net sales, for the nine quarters ended March 31, 1996. This information has been prepared by the Company on a basis consistent with the Company's audited Consolidated Financial Statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results for such periods.


                                                                      THREE MONTHS ENDED
                             ----------------------------------------------------------------------------------------------------
                                                1994                                          1995                         1996
                             ------------------------------------------    ------------------------------------------    --------
                             MARCH 31    JUNE 30    SEPT. 30    DEC. 31    MARCH 31    JUNE 30    SEPT. 30    DEC. 31    MARCH 31
                             --------    -------    --------    -------    --------    -------    --------    -------    --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales..................  $22,576     $21,401    $ 27,756    $41,723    $46,228     $50,815    $ 58,677    $86,867    $100,927
Cost of sales..............   19,481      18,386      23,869     36,475     39,927      44,295      50,904     75,911      86,964
                             -------     -------     -------    -------    -------     -------     -------    -------    --------
Gross profit...............    3,095       3,015       3,887      5,248      6,301       6,520       7,773     10,956      13,963
SG&A expenses..............    3,043       2,782       3,812      4,774      5,758       5,220       6,326      8,121      10,078
                             -------     -------     -------    -------    -------     -------     -------    -------    --------
Income from operations.....       52         233          75        474        543       1,300       1,447      2,835       3,885
Other expense..............       10          70          88         47        166         287         276        357         468
                             -------     -------     -------    -------    -------     -------     -------    -------    --------
Income (loss) before income
  taxes....................       42         163         (13)       427        377       1,013       1,171      2,478       3,417
Provision (benefit) for
  income taxes.............       14          55          (4)       142        143         383         444        877       1,244
                             -------     -------     -------    -------    -------     -------     -------    -------    --------
Net income (loss)..........  $    28     $   108    $     (9)   $   285    $   234     $   630    $    727    $ 1,601    $  2,173
                             =======     =======     =======    =======    =======     =======     =======    =======    ========
Pro forma earnings per
  share....................                                                $  0.02     $  0.06    $   0.07    $  0.15    $   0.21
                                                                           =======     =======     =======    =======    ========

                                                                      THREE MONTHS ENDED
                             ----------------------------------------------------------------------------------------------------
                                                1994                                          1995                         1996
                             ------------------------------------------    ------------------------------------------    --------
                             MARCH 31    JUNE 30    SEPT. 30    DEC. 31    MARCH 31    JUNE 30    SEPT. 30    DEC. 31    MARCH 31
                             --------    -------    --------    -------    --------    -------    --------    -------    --------
Net sales..................    100.0%     100.0%      100.0%     100.0%      100.0%     100.0%      100.0%     100.0%      100.0%
Cost of sales..............     86.3       85.9        86.0       87.4        86.4       87.2        86.8       87.4        86.2
                               -----      -----       -----      -----       -----      -----       -----      -----       -----
Gross profit...............     13.7       14.1        14.0       12.6        13.6       12.8        13.2       12.6        13.8
SG&A expenses..............     13.5       13.0        13.7       11.4        12.4       10.2        10.7        9.3        10.0
                               -----      -----       -----      -----       -----      -----       -----      -----       -----
Income from operations.....      0.2        1.1         0.3        1.2         1.2        2.6         2.5        3.3         3.8
Other expense..............      0.1        0.3         0.3        0.2         0.4        0.6         0.5        0.4         0.4
                               -----      -----       -----      -----       -----      -----       -----      -----       -----
Income (loss) before income
  taxes....................      0.1        0.8        (0.0)       1.0         0.8        2.0         2.0        2.9         3.4
Provision (benefit) for
  income taxes.............      0.1        0.3        (0.0)       0.3         0.3        0.8         0.8        1.1         1.2
                               -----      -----       -----      -----       -----      -----       -----      -----       -----
Net income (loss)..........      0.0%       0.5%       (0.0)%      0.7%        0.5%       1.2%        1.2%       1.8%        2.2%
                               =====      =====       =====      =====       =====      =====       =====      =====       =====


     The Company has historically experienced fluctuations in its gross margin percentage due primarily to variability in sales of hardware products as a percentage of gross sales, price fluctuations resulting from new product introductions, changes in the proportion of products purchased directly from manufacturers rather than distributors, and other general conditions in technology markets. Results of operations for any quarter are not necessarily indicative of the results that may be expected for any future period. There can be no assurance that the Company will not experience significant variations in its future results of operations. See "Risk Factors -- Variability of Quarterly Results."



SEASONALITY AND TRENDS



     The Company believes that certain seasonal factors cause sales of microcomputer software and hardware products through the direct marketing channel to be somewhat stronger in the fourth and first calendar quarters than in the second and third quarters. The fourth quarter tends to be stronger as manufacturers make year-end introductions of new products and increase related marketing activities, and as corporate purchasing activities increase at the end of budgetary cycles. Sales in the first quarter typically benefit from the fourth quarter sales as customers add peripherals and additional memory products.



     The market for microcomputer products is characterized by rapid change and frequent introductions of new products and product enhancements. These changes result in frequent price fluctuations. Typically, prices of microcomputers initially increase with improvements in features, such as processing speed and storage capacity, and subsequently decrease as manufacturers pass on savings from lower-cost components and reduce their inventories of older models.



     Pursuant to its business strategy, the Company intends, among other things, to place larger inventory stocking orders, increase its participation in first-to-market and end-of-life-cycle purchase opportunities and market more products on a private-label basis, all of which increase the risk of inventory obsolescence. To reduce this risk, the Company has agreements with many vendors containing provisions whereby vendors supply price protection and product return privileges, subject to some limitations. End-of-life-cycle products are typically acquired without return privileges.



     The Company receives co-op advertising support from product manufacturers, which significantly defrays catalog production and distribution costs. Growth in sales has led to increased manufacturer support for the Company's catalog marketing efforts and, coupled with improved controls over catalog costs and recovery efforts, has resulted in a reduction of net advertising expense as a percentage of sales. Advertising expense net of co-op advertising recovery represented 0.7%, 2.3% and 2.3% of net sales for 1995, 1994 and 1993, respectively. See "Risk Factors -- Reliance on Vendor Support and Relationships" and "-- Rapid Technological Change and Exposure to Inventory Obsolescence."



     The Company does not believe that inflation has had a material impact on its results of operations. However, there can be no assurance that inflation will not have such an effect in future periods.

LIQUIDITY AND CAPITAL RESOURCES

     The Company had total assets of $92.7 million at March 31, 1996, of which $85.3 million were current assets. At March 31, 1996 and December 31, 1995 and 1994, the Company had cash and cash equivalents of $1.0 million, $1.2 million and $514,000, respectively, and working capital of $8.5 million, $7.8 million and $525,000, respectively. Net cash used in operating activities was $2.1 million, $14.4 million and $4.4 million in the three months ended March 31, 1996 and in 1995 and 1994, respectively. Cash outflows in these periods were primarily due to higher accounts receivable resulting from growing sales to business accounts, and to investment in increased inventories necessary to support rapidly growing sales. In the three months ended March 31, 1996 and in 1995 and 1994, accounts receivable increased by $7.4 million, $12.5 million and $3.1 million, respectively, and inventories increased by $5.8 million, $28.2 million and $3.9 million, respectively. At March 31, 1996, inventories included $8.1 million of inventory in transit.

     Cash outlays for capital expenditures were $433,000, $1.4 million and $538,000 in the three months ended March 31, 1996 and in 1995 and 1994, respectively. In addition, the Company incurred capital lease obligations during 1995 and 1994 of $1.8 million and $405,000, respectively (none was incurred in the three months ended March 31, 1996). These expenditures were primarily for information and telecommunication system enhancements, furniture and equipment, and leasehold improvements. The Company estimates that its annualized capital expenditures in 1996 will approximate $6.0 million, as it continues to make other investments in its infrastructure to support its anticipated growth, including the relocation of its corporate headquarters and telemarketing operations to a larger facility. See "Use of Proceeds" and "Business -- Facilities."


     The Company's primary sources of financing have been vendor credit lines, bank lines of credit and equity provided by its shareholders, including a $7.0 million investment by the holders of the Series B Preferred Stock completed in October 1995. The level of borrowings under the Company's bank lines of credit increased to $12.3 million at March 31, 1996, compared to $12.0 million and $3.3 million at December 31, 1995 and 1994, respectively. The Company intends to repay its primary bank line of credit and finance its working capital and capital expenditure requirements with the net proceeds of the offering, together with vendor credit lines, operating cash flow and additional borrowings on its bank lines of credit. See "Use of Proceeds."



     The Company has a revolving line of credit of $25.0 million from a commercial bank collateralized by inventories and accounts receivable. This facility is scheduled to expire on December 31, 1996. At March 31, 1996, there were borrowings outstanding under the facility of $11.8 million accruing interest at a rate equal to 0.75% above the bank's prime rate (9% at March 31, 1996), in addition to $2.8 million of unused letters of credit. The facility contains certain restrictive covenants related to leverage, current ratios, capital expenditures and subsidiary investments. At June 3, 1996, there were $20.6 million in borrowings outstanding under the facility.


     The net amount of vendor credit outstanding at March 31, 1996 was $54.9 million. A portion of this vendor credit was drawn from a $25.0 million inventory financing facility between the Company and a commercial lender, which provides financing for, and is collateralized by, inventory purchased from certain participating vendors. The terms of each advance under the facility are determined at the time inventory is purchased. Typically, no interest is charged to the Company for the first 45 days an advance is outstanding, after which interest accrues at an agreed rate for that particular advance. The facility is terminable at will by either party, subject to certain advance notice requirements. Outstanding advances under the facility totalled $16.4 million at March 31, 1996, of which $8.1 million was related to inventory in transit. The facility contains various restrictive covenants relating to profitability, tangible net worth, leverage, dispositions and use of collateral, other asset dispositions, and merger and consolidation of the Company.

     The Company anticipates that the net proceeds of the offering, together with vendor credit lines, operating cash flow, available cash and cash equivalents, and bank lines of credit will provide it with sufficient funds to finance its operations through at least the next twelve months. However, if working capital or other capital requirements are greater than currently anticipated, the Company could be required to seek additional funds through sales of equity, debt or convertible securities or increased credit facilities. There can be no assurance that additional financing will be available or that, if available, the financing will be on terms favorable to the Company and its shareholders.

                                    BUSINESS

GENERAL

     The Company is a leading international direct marketer of microcomputer hardware, software, peripherals and accessories for users of Mac and PC computers through two flagship catalogs, THE MAC ZONE and THE PC ZONE. During 1995, over 29 million catalogs were distributed by the Company domestically, with additional circulation by its subsidiaries and licensees through operations located in 26 other countries worldwide, more countries than any other catalog retailer of microcomputer products. The Company offers a broad selection of over 18,000 microcomputer products at competitive prices primarily through its distinctive catalogs, as well as through major trade publications and an outbound telemarketing sales team focused on small and medium-sized corporate, governmental and educational accounts. The Company tailors its catalogs and targets specific customers based on individual customer records in its proprietary database. This targeted marketing, coupled with the Company's knowledgeable sales assistance and superior customer service, has produced an established base of satisfied customers. The Company believes that a substantial portion of its revenues represent sales to repeat customers.

     The Company has achieved strong growth in both sales and profitability. Net sales grew at a compound annual growth rate of 50.9% to $242.6 million in 1995 from $46.8 million in 1991. Principally as a result of increased sales of microcomputer hardware products, the Company's average order size grew to $336 in the three months ended March 31, 1996 from $201 in 1993. The Company's net income increased to $3.2 million in 1995 from $468,000 in 1991, and increased to $2.2 million in the three months ended March 31, 1996 from $234,000 in the comparable prior period.

INDUSTRY BACKGROUND

     The market for microcomputer products is served by a variety of distribution channels. According to industry data published in May 1995, direct marketing is expected to be the fastest growing major distribution channel, with a domestic market share that is projected to more than double from its 1994 level to over 15% of total domestic microcomputer product sales in 1998. The Company believes that many individuals and businesses, increasingly familiar with microcomputers, have become more receptive to catalog marketing and now make their purchase decisions based primarily on product selection and availability, convenience and price. At the same time, intense competition for market share has forced microcomputer product manufacturers to seek new channels through which to distribute their products. Direct marketers enjoy efficiencies in the form of centralized operations and distribution and are able to offer broader product selection and purchasing convenience. The Company believes direct marketing efficiencies not only better satisfy many segments of the customer market but also provide a cost-effective marketing vehicle for product manufacturers.

     Domestic sales of microcomputer hardware, software, peripherals and accessories exceeded $56 billion in 1994, representing a 32.9% compound annual growth rate since 1992. Annual domestic sales of microcomputer products are projected to more than double from their 1994 level to over $120 billion in 1998, according to industry data. The Company believes that sales of microcomputer products are increasing as a result of a number of factors, including improved affordability and performance of microcomputer products; growing user familiarity with microcomputers; rapid technological advances and resulting short product life cycles; the proliferation of microcomputer products; and the emergence of industry standards, component "plug-and-play" compatibility, and higher performance operating systems such as Microsoft Windows 95. The Company believes that the international market for microcomputer products should experience similar growth trends, due primarily to an increasing installed base of microcomputers and expansion by manufacturers seeking additional markets for their products.

     The direct marketing channel is currently dominated by a small number of companies that commenced operations prior to 1990. New entrants into the channel must overcome a number of significant barriers to entry, including the time and resources required to build a customer database of sufficient size, quality and responsiveness for cost-effective circulation; the significant investment required to develop the information and operating infrastructure required for a direct catalog marketer; the advantages enjoyed by larger established competitors in terms of purchasing and operating efficiencies; the established relationships of manufacturers who may be reluctant to allocate co-op advertising funds to additional participants; and the difficulty of identifying and recruiting management personnel with significant relevant experience.

     The direct marketing channel has historically served a significant share of the market for Mac products, but a relatively small share of the market for PC products. However, sales of PC products through this channel are increasing dramatically, as consumer familiarity with microcomputer products grows, products are becoming increasingly user-friendly, and manufacturers recognize the cost-effectiveness of the catalog channel. As the industry continues to evolve, the Company believes that first-time buyers may largely utilize retail channels that provide the opportunity to "touch and feel" the products, but that a growing number of computer-literate consumers will increasingly rely on the convenience and other advantages of the direct marketing channel. The Company believes the growing acceptance of this channel, particularly for PC products, presents a significant opportunity for increased sales by direct marketers.

BUSINESS STRATEGY

     The Company's business objective is to strengthen its position as a leading international direct marketer of products for users of Mac and PC microcomputers. The central elements of the Company's business strategy include:

     Targeted Direct Marketing. The Company's core competence lies in generating demand for microcomputer products by utilizing the Company's database marketing capabilities to distribute its catalogs to a targeted base of computer-literate customers who have demonstrated an acceptance of the direct marketing channel. The Company circulates its catalogs to selected names from the Company's database of 2.0 million domestic customers and inquirers, as well as to prospective customers on mailing lists obtained from list brokers and other sources. The Company believes that by selectively targeting its catalogs to specific groups of customers with known product affinities and purchasing characteristics, the Company will be able to increase order rates from customers and enhance the effectiveness of its catalogs and their desirability as a marketing channel for product manufacturers. The Company personalizes its catalogs, often with individual messages based on individual customer records. In addition to its flagship catalogs, THE MAC ZONE and THE PC ZONE, the Company occasionally produces targeted specialty catalogs offering relatively narrow but deep product selection, such as THE HOME COMPUTER CATALOG, which is focused on home computing needs, and THE LEARNING ZONE, which is targeted at purchasers for primary, secondary and post-secondary educational institutions. The Company also produces stand-alone direct mail pieces for specialized offerings, such as product upgrades, and occasionally creates specialty catalogs based on vendor and end-user needs. The Company intends to explore opportunities to further pursue these targeted marketing efforts.

     Development of Product Breadth and Mix. The Company has significantly broadened its product offerings over the past 18 months, increasing the number of products offered to over 18,000. The Company plans to continue to broaden its product selection, which it believes should enable it to offer more comprehensive computing solutions and to increase customer satisfaction. The Company also intends to continue to increase its emphasis on microcomputers, printers, monitors, memory, mass storage, networking, communications and other hardware products, particularly in the PC category, which it believes should result in a higher average order size. In addition, the Company plans to merchandise a broader selection of private-label products such as mass storage devices, modems and other peripherals.

     Improved Purchasing Opportunities. The Company intends to focus on opportunities to offer higher-margin products, which it believes will be more readily available in view of the additional financial strength provided by the offering. The Company intends to obtain larger allocations of constrained products, which often are available only if purchased in significant quantities; expand inventory positions of end-of-life-cycle products, which typically must be purchased in large quantities and which can be offered at attractive price points to end users; pursue first-to-market product offerings; and purchase more products directly from manufacturers at more favorable prices than are available through distributors. The Company believes that these purchasing opportunities will have a continued beneficial effect on its gross profit margins, and that improved product availability is likely to enhance customer satisfaction and retention as well as expansion of its customer base. The Company believes the additional financial strength provided by the offering will enable it to more effectively satisfy its customers' current excess demand for selected products.


     Continued Development of Infrastructure. The Company expects to further develop its infrastructure to support effective management of its anticipated growth. The Company continues to devote significant resources to develop and maintain sophisticated information, telecommunication, catalog production and other systems essential for the successful operation of its domestic and international businesses. These systems afford the Company's management, telemarketing, customer service and technical support personnel real-time access to information on customer purchase histories, inventory availability, and detailed descriptions of product specifications, benefits and features. The Company intends to make increased use of prospect lists and marketing data, which enable it to improve the size, quality and responsiveness of its customer database. The Company is currently building a new site on the World Wide Web of the Internet in order to more aggressively pursue on-line marketing opportunities.


GROWTH STRATEGY

     The Company is pursuing a number of initiatives designed to promote future growth. The Company believes the additional financial strength provided by the offering should permit it to more aggressively pursue these initiatives, which include the following:

     Increased Sales of PC Products. The Company believes that sales of PC products represent its greatest opportunity for future growth, in view of the tremendous size of the PC microcomputer market and the relatively small but growing share of that market currently served by the direct marketing channel. The Company believes that the percentage of PC products sold through this channel is increasing steadily, reflecting the importance of convenience and broad product selection and availability to a growing number of PC consumers and the growing acceptance of the channel by PC product manufacturers. The Company intends to aggressively pursue increased sales of PC hardware and software products through expanded merchandising of PC products through THE PC ZONE catalog to offer a better mix of high-demand and high average order size products; increased offerings of a broad range of name-brand products of major manufacturers; increased circulation of THE PC ZONE catalog; increased advertising in PC trade publications; and increased emphasis on outbound telemarketing to business accounts, which predominantly purchase PC products.

     Improved Catalog Effectiveness. The Company plans to feature a broader variety of products in its flagship catalogs, THE MAC ZONE and THE PC ZONE, including first-to-market, end-of-life-cycle, private-label and other higher-margin product offerings. The circulation of these catalogs grew to over
9.5 million in the three months ended March 31, 1996 from 8.0 million in the comparable prior period, and the Company intends to seek to further increase sales and acquire new customers by continuing to expand the circulation of these catalogs in 1996. The Company also expects to attract new catalog customers by increasing its advertising in microcomputer trade publications.

     Expansion of Outbound Sales. The Company believes that sales to small and medium-sized corporate, governmental and educational accounts represent another strong growth opportunity for the Company, particularly with respect to PC products. Through frequent telephone contact and a commitment to individual attention and superior service, the Company's outbound sales team seeks to build long-term relationships with these business accounts. The Company intends to increase sales to these accounts by expanding its outbound sales team and committing additional capital to finance the growth of this segment of its business. In addition, the Company will seek to acquire new business accounts through targeted catalog mailings. The Company has developed a customized site on the Internet that allows major accounts to electronically determine product pricing and availability and to place orders.

     International Growth. The Company intends to expand sales through its existing operations in international markets, which it believes have lower microcomputer product penetration and are likely to experience more rapid growth than the domestic market. The Company has subsidiaries and licensees located in 26 countries worldwide, more than any other catalog retailer of microcomputer products. The Company's international sales (including sales through its subsidiaries and royalties from licensees) were $15.2 million in the three months ended March 31, 1996, $29.7 million in 1995 and $14.1 million in 1994, representing increases of 157.6%, 110.6% and 161.1%, respectively, over the comparable prior periods. The Company intends to pursue purchasing, systems and other operating efficiencies across its international operations. Due to its extensive international operations, the Company believes that it is well positioned to benefit from the anticipated growth in international microcomputer product sales. In addition, the Company believes that its network of subsidiaries and licensees is increasingly attractive to manufacturers seeking global distribution of their products.

     Participation in Emerging Marketing Channels. The Company believes the direct marketing channel for microcomputer products will continue to evolve, and will in the future involve the increasing use of alternative vehicles such as on-line shopping and software delivery, interactive television, and encrypted CD-ROM software delivery. The Company was one of the first participants in the direct marketing channel to participate in on-line sales of computer products and currently maintains sites on the Internet at CompuServe and marketplaceMCI. The Company plans to continue exploring alternative direct marketing vehicles in order to remain strategically positioned as distribution channels evolve. While the Company believes that printed catalogs will remain an important tool in the direct marketing of microcomputer products, it also believes that its strengths in database marketing and order fulfillment should enable it to respond effectively to new and emerging direct marketing vehicles.

PRODUCTS

     The Company offers over 18,000 hardware, software, peripheral and accessory products for users of Mac and PC microcomputers from over 1,900 manufacturers. The Company is also authorized to sell volume site licenses for products of Microsoft, Lotus and Novell.

     Microcomputers. The Company offers a large selection of desktop, laptop and notebook personal microcomputer systems from leading manufacturers such as Acer, Apple, AST Research, Canon, Hewlett-Packard, IBM, NEC, Packard Bell, Power Computing, Texas Instruments, Toshiba and Zenith.

     Peripherals and Accessories. The Company also sells peripherals and components such as printers, monitors, keyboards, memory, fax and other add-on circuit boards, networking and communications products, mass storage devices, modems and scanners, as well as various accessories and supplies such as toner cartridges, diskettes and connectors. Brands offered by the Company include 3Com, Apple, Canon, CTX, Epson, Global Village, Hewlett-Packard, Iomega, Logitech, Okidata, Phillips, Quantum, Sony, SyQuest, U.S. Robotics and ViewSonic.

     Software. The Company sells a wide variety of software packages in the business and personal productivity, connectivity, utility and language, educational and entertainment categories. The Company offers products from larger, well-known manufacturers as well as numerous specialty products from new and emerging software development companies. Brands offered by the Company include Adobe, Claris, Corel, Edmark, IBM, Intuit, Lotus, Macromedia, Microsoft, Novell, Sierra On-Line, Symantec and The Learning Company.

     The following table shows the percentage of the Company's gross sales attributable to various product categories during 1994, 1995 and the three months ended March 31, 1996.

                                           YEAR ENDED            YEAR ENDED         THREE MONTHS ENDED
                                        DECEMBER 31, 1994     DECEMBER 31, 1995       MARCH 31, 1996
                                        -----------------     -----------------     ------------------
    Microcomputers....................          2.3%                 18.5%                  26.5%
    Peripherals and accessories.......         52.4                  51.9                   51.6
                                              -----                 -----                  -----
      Total hardware..................         54.7                  70.4                   78.1
    Software..........................         45.3                  29.6                   21.9
                                              -----                 -----                  -----
              Total...................        100.0%                100.0%                 100.0%
                                              =====                 =====                  =====

     In 1995, the Company received authorization from Apple, Hewlett-Packard, IBM and a number of other major manufacturers to offer all or a portion of their product lines. The availability of these new product lines permitted the Company to pursue its strategy of emphasizing hardware sales by gradually increasing its catalog coverage of these and other hardware products, particularly desktop, notebook and laptop microcomputers. Microcomputers comprised a significantly larger percentage of the Company's gross sales in both 1995 and the three months ended March 31, 1996, compared to 1994, as reflected in the above table.


     Sales of Apple and other Mac products represented 73.8% of gross sales in the three months ended March 31, 1996, compared to 74.5% and 73.8% of gross sales in 1995 and 1994, respectively. Sales of Apple products alone constituted 22.2% of gross sales in the three months ended March 31, 1996, compared to 23.5% of gross sales in 1995 and 2.0% of gross sales in 1994, due primarily to sales of Apple microcomputers. The Company believes that the percentage of its sales represented by Mac products is likely to decline gradually over time as a result of increasing acceptance of the direct marketing channel by PC product manufacturers and users, the Company's expanded focus on PC product sales, and its efforts to increase sales to business accounts, which tend to be concentrated more heavily on PC products. See "Risk Factors -- Reliance on Vendor Support and Relationships" and "-- Dependence on Sales of Mac Products."


PURCHASING

     The Company acquires products directly from manufacturers such as Apple and IBM as well as from distributors such as Ingram Micro, Merisel and others. Subsequent to its October 1995 private placement, the Company intensified its efforts to purchase more hardware products directly from manufacturers and succeeded in establishing direct purchasing arrangements with Hewlett-Packard, Kingston, Power Computing and a number of other hardware product manufacturers. As a result of this success, purchases of products from distributors decreased from 35.5% to 25.7% of the Company's total product purchases in 1995 and the three months ended March 31, 1996, respectively. Purchases from Ingram Micro and Apple represented 23.7% and 19.6%, respectively, of the Company's total product purchases in 1995. No other vendor supplied more than 10% of the Company's total product purchases in 1995. The Company intends to continue to purchase more products directly from manufacturers and pursue other purchasing opportunities that it believes will have a beneficial effect on its profit margins.


     The Company seeks to efficiently manage its inventory to achieve high product availability and fill rates. The Company utilizes sophisticated computerized systems that permit real-time monitoring of inventory and assist the Company in managing inventory at appropriate levels. The Company has 90-day return privileges on most of its product purchases, and has agreements with many of its vendors providing price protection should a vendor subsequently lower its price. The Company had a customer return rate of 8.0% and 8.5% of gross sales in 1995 and the three months ended March 31, 1996, respectively. Product returns are closely monitored to identify trends in product offerings, enhance customer satisfaction and reduce overall returns. See "Risk Factors -- Rapid Technological Change and Exposure to Inventory Obsolescence."


CATALOGS

     The Company markets products primarily through targeted mailings of its flagship catalogs, THE MAC ZONE and THE PC ZONE, each of which has been published monthly since January 1995. Customers receive frequent catalog mailings that vary depending on their purchase activity. A catalog is also included with each order shipped. Catalogs are also mailed periodically to potential customers in the Company's proprietary database and to prospects obtained from list brokers and other sources. The following table provides information regarding the number of editions and total circulation of THE MAC ZONE and THE PC ZONE catalogs published domestically in 1993, 1994 and 1995.

                                        THE MAC ZONE                         THE PC ZONE
                              ---------------------------------   ---------------------------------
                                1993        1994        1995        1993        1994        1995
                              ---------   ---------   ---------   ---------   ---------   ---------
    Number of editions......      8          11          12           6           7          12
    Total circulation.......  6,000,000   9,000,000   18,500,000  2,000,000   6,000,000   10,500,000

     The Company intends to continue to publish monthly editions of THE MAC ZONE and THE PC ZONE in 1996. The Company plans to feature a broader variety of products in its flagship catalogs, including first-to-market, end-of-life-cycle, private-label and other higher-margin product offerings. The circulation of these catalogs grew to over 9.5 million in the three months ended March 31, 1996 from 8.0 million in the comparable prior period, and the Company intends to seek to further increase sales and acquire new customers by continuing to expand the circulation of these catalogs in 1996. The Company also expects to attract new catalog customers by increasing its advertising in microcomputer trade publications.

     Each edition of the catalogs is typically produced with several cover versions, which highlight different products of particular interest to specific customer segments, such as graphics or entertainment products, based on data in individual customer records. Within each version, the Company further personalizes certain catalogs with an ink-jetted cover message, also based on individual customer data, such as "Mary, it's time to upgrade your Adobe Photo Shop -- See Page 28." Catalogs may also differ based on the customer type. The Company believes this highly targeted marketing treatment increases customer response.

     The Company has produced targeted specialty catalogs offering a relatively narrow but deep product line, such as THE HOME COMPUTER CATALOG, which is focused on home computing needs, and THE LEARNING ZONE, which is targeted at purchasers for primary, secondary and post-secondary educational institutions. The Company intends to explore opportunities to further pursue targeted marketing efforts.

     Each catalog is printed with full-color photographs, detailed descriptions of product specifications, benefits and features, as well as pricing and ordering information. The catalogs are designed and produced in-house by the Company's staff of over 40 designers and production artists using a sophisticated computer-based catalog production system. The Company believes that in-house preparation of the catalogs streamlines the production process, provides for greater flexibility and creativity in catalog production, and results in significant cost savings. The Company also produces direct mail pieces for highly targeted promotions of specific products, such as software upgrades, to relevant customers. The Company's catalogs and direct mail pieces are printed and distributed commercially.

     The Company's merchandising group determines the manufacturers whose products are featured in its catalogs and negotiates the terms and conditions of product coverage. In exchange for product coverage and the benefit of having information about their products available to the Company's customers, most manufacturers provide the Company with co-op advertising support, which significantly defrays the expense of catalog production. The merchandising group is also responsible for developing effective advertising campaigns for manufacturers, managing catalog design and layout, and coordinating product procurement and inventory management with the Company's purchasing group. In addition, the merchandising group works closely with the purchasing group to capitalize on opportunities to expand the Company's first-to-market, end-of-life-cycle and private-label product offerings.

     The Company continuously attempts to attract new catalog customers and generate orders through multi-page advertisements placed in microcomputer trade publications such as Mac World, Mac User, PC Magazine, PC World, PC Computing and Computer Shopper. The Company plans to increase trade publication advertising during 1996, with most of the increase directed to PC publications in an effort to increase the Company's sales of PC products and its PC customer base.

     The Company believes the direct marketing channel for microcomputer products will continue to evolve, and will in the future involve the increasing use of alternative vehicles such as on-line shopping and software delivery, interactive television, and encrypted CD-ROM software delivery. The Company was one of the first participants in the direct marketing channel to participate in on-line sales of computer products and currently maintains sites on the Internet at CompuServe (Go MZ) and marketplaceMCI (http://www.internetmci.com/ marketplace/mzone). The Company plans to continue exploring alternative direct marketing vehicles in order to remain strategically positioned as distribution channels evolve. While the Company believes that printed catalogs will remain an important tool in the direct marketing of microcomputer products, it also believes that its strengths in database marketing and order fulfillment should enable it to respond effectively to new and emerging direct marketing vehicles.

DATABASE MARKETING

     The Company maintains a proprietary database containing 2.0 million customer and inquirer records, including approximately 895,000 customers, of which approximately 450,000 customers have purchased products from the Company during the last twelve months. The Company believes that a substantial portion of its revenues represent sales to repeat customers, which it attributes in part to its ability to effectively target its catalog to computer-literate customers who have demonstrated an acceptance of the direct marketing channel. As a result of its database marketing capabilities, the Company is increasingly sought as a direct marketer by microcomputer product manufacturers. The Company tracks the buying patterns of its customers in an attempt to anticipate customers' needs and generate additional product orders. The Company attracts new customers and prospective customers through advertising in major trade publications. The Company also attracts new customers through selective mailing of catalogs to names on mailing lists obtained from list brokers, product manufacturers, trade magazine publishers and other sources.

     The Company periodically analyzes and updates its database and other available information in order to enhance customer response and order rates. The Company also strives to improve the size, quality and responsiveness of its database through the use of sophisticated modeling techniques. The Company believes that by selectively targeting its catalogs to specific groups of customers with known product affinities and purchasing characteristics, the Company will be able to increase order rates from customers and enhance the effectiveness of its catalogs and their desirability as a marketing channel for product manufacturers. The Company seeks to leverage its database marketing capabilities by providing key product manufacturers with marketing research such as price sensitivity tests, list response analyses, and database marketing consulting services. The Company believes these efforts assist it in promoting and preserving positive relationships with these manufacturers. As an example, the Company participated in a price elasticity test, providing strategic pricing data to Microsoft's Consumer Division.

SALES, TECHNICAL SUPPORT AND CUSTOMER SERVICE

     The Company strives to optimize customer satisfaction and retention through knowledgeable sales assistance, exceptional technical support and superior customer service. The Company's sophisticated systems permit its representatives to quickly access a customer's record and billing information and review details of past purchases. For most products sold by the Company, the systems also contain an extensive on-line database of information on product specifications, benefits and features; compatibility of related products; and system requirements for software programs. In addition, the systems automatically prompt telemarketing representatives to offer customers the latest upgrades and complementary software and peripherals for products previously purchased from the Company.

     New telemarketing representatives participate in an intensive training program to introduce them to the Company's systems and familiarize them with available products and services. Training for specific product lines and continuing technical education are conducted on an ongoing basis and include manufacturer-sponsored training programs for telemarketing representatives. The Company regularly monitors calls for quality assurance purposes.

     The Company offers toll-free numbers for sales that are staffed 24 hours a day, seven days a week. Customer service and technical support are also available toll-free during regular business hours. The Company's staff of dedicated technical support personnel assist customers with the installation and operation of the products they purchase. These personnel also offer customers support with customized configuration of their microcomputer systems. The Company's customer service representatives respond to questions regarding order status and related matters as well as assist customers with product returns. Most vendors offer an unconditional 30-day return policy on their products.

OUTBOUND SALES

     At March 31, 1996, the Company had a staff of 34 experienced account managers who pursue sales to small and medium-sized corporate, governmental and educational accounts through outbound telemarketing. Each of these commissioned account managers seeks to develop long-term personal relationships with business accounts in a particular geographic region through frequent telephone contact and by providing the accounts with individual attention, quality service, and the convenience of one-stop shopping for many of their microcomputer product needs. In addition to outbound telemarketing, the Company utilizes catalog mailings, fax broadcast messaging and other marketing tactics to enhance sales to these accounts. As a service to qualified business accounts, account managers will facilitate the leasing of products through third-party leasing companies. The Company believes that sales to business accounts are an attractive growth opportunity, because they tend to place more frequent orders that are generally larger than those of other customers. As average order size increases, more gross profit dollars are available to cover order processing and other transaction costs and to offset other factors that tend to adversely affect gross margin percentage.

     The Company intends to increase its sales to business accounts. The Company believes that its product offerings will be more attractive as it secures larger inventory positions in the products most commonly requested by these accounts, such as desktop, notebook and laptop microcomputers; networking, desktop publishing and graphics products; and a wide range of printers and other peripherals, particularly PC products. The Company also intends to intensify its sales efforts to these accounts by hiring additional experienced account managers, developing targeted business catalogs for specific applications, and committing additional capital to finance the growth of this segment of its business.

INTERNATIONAL OPERATIONS

     The Company has subsidiaries and licensees located in 26 countries worldwide, more than any other catalog retailer of microcomputer products. The Company's subsidiaries are located in Australia, Austria, Belgium, Denmark, France, Germany, Great Britain, Mexico, The Netherlands and Switzerland. The Company's licensees are located in 16 other foreign countries. The Company's international sales (including sales through its subsidiaries and royalties from licensees) were $15.2 million in the three months ended March 31, 1996, $29.7 million in 1995 and $14.1 million in 1994, representing increases of 157.6%, 110.6% and 161.1%, respectively, over the comparable prior periods.

     The Company believes there is strong established name recognition in many international markets for its service marks, THE MAC ZONE and THE PC ZONE. The Company believes it is well positioned to benefit from the anticipated growth in international microcomputer product sales and to pursue opportunities for purchasing, systems and other operating efficiencies across its international operations.

     The Company's international strategy generally has been to enter a country through a relationship with a local entrepreneur with industry experience who can provide local knowledge for the business operations. Depending on the size of the potential market and other factors, the Company may establish a license arrangement with the entrepreneur or form a subsidiary in which the entrepreneur has a minority interest. Both types of relationships have the advantage of providing significant incentives to the local entrepreneurs, which the Company believes is of critical importance to the success of the local ventures. With a license arrangement, the Company may at some point seek to convert the licensee to a controlled subsidiary, depending on the development of the market and the business. Such a conversion typically provides the operation with greater access to capital and management, enabling it to increase product selection and availability, as well as catalog circulation.

     The catalogs of the Company's subsidiaries and licensees are published under THE MAC ZONE and THE PC ZONE service marks, but are designed and produced locally in the native language, which allows them to be customized both in presentation and product mix to suit local needs. The Company's headquarters provides ongoing support in database marketing, catalog design, establishing relationships with product manufacturers, and product merchandising. The international catalogs attract manufacturers seeking broad international exposure for marketing of their microcomputer hardware, software and peripheral products. The Company believes that a number of microcomputer product manufacturers utilize the operations of the Company and its licensees as their primary channel for international distribution.

     All of the minority shareholders of the Company's subsidiaries have the right to require the Company to purchase their shares at a price calculated by a pre-determined formula based on performance of the business. The Company also has an option to purchase the minority interest in a number of its subsidiaries. Typically, a licensee will pay a one-time license fee plus a percentage royalty on ongoing sales revenues. Many of the licensees have granted the Company a right of first refusal in the event of any proposed sale of their business. See "Risk
Factors -- Administrative, Financial and Other Risks of International
Operations."


SYSTEMS


     The Company has committed significant resources to the development of sophisticated management information, telecommunication, catalog production and other systems, which are employed in virtually all aspects of its business. The Company's primary computer system consists of a Hewlett-Packard 3000 Model 987/200, shadowed by a redundant Hewlett-Packard 3000 Model 995 for disaster recovery, and utilizes a widely-used mail order and catalog management software package. The primary computer system is used for marketing, purchasing, inventory management, order processing, product distribution, accounts receivable, customer service and general accounting functions. The Company's primary computer system interfaces with an automated telephone call distribution system, which routes calls to the Company's telemarketing representatives. The technical architecture of most of the Company's systems is modular, which the Company believes will facilitate system expansion to the extent required by its anticipated growth. The Company believes that its systems have enabled it to enhance customer service, maintain efficient controls and receive timely access to essential management information. Although the Company continuously evaluates routine system enhancements, it believes that its systems will be adequate for the foreseeable future. See "Risk Factors -- Potential Disruption of Business."


DISTRIBUTION CENTER

     Airborne Logistics provides and operates a full-service warehouse and distribution center for the Company at the Airborne Commerce Park in Wilmington, Ohio under a contract that expires in March 1998. Employees of Airborne Logistics utilize the Company's systems, policies and procedures to receive, log and warehouse inventory shipments from product vendors, fill and ship domestic customer orders, and return inventory to product vendors when requested by the Company. The Company pays a flat rate for each order filled, which rate is subject to periodic increases over the remainder of 1996. See "Risk
Factors -- Reliance on Outsourced Distribution."

     Domestic orders received by the Company are electronically transmitted on a dedicated data line to its computer equipment at the Airborne Logistics distribution center, where a packing slip is printed out for order fulfillment and inventory availability is automatically updated on all of the Company's information systems. All inventory items are bar coded and located in computer-designated areas that are easily identified on the packing slip. All items are checked with bar code scanners prior to final packing, which helps to ensure that orders are filled correctly. Orders accepted by 1:00 a.m. Eastern Time can generally be delivered overnight via Airborne Express. Upon request, orders may also be shipped for Saturday delivery or by ground service or other overnight delivery services.

COMPETITION


     The microcomputer products industry is highly competitive. The Company competes with other national and international direct marketers, including Micro Warehouse, Inc., CDW Computer Centers, Inc., Insight Enterprises, Inc. and Creative Computers, Inc. The Company also competes with product manufacturers that sell direct to end-users; specialty microcomputer retailers; microcomputer and general merchandise superstores; consumer electronic and office supply stores; and shopping services on television, the Internet and commercial on-line networks. Additional competition may arise if other new methods of distribution, such as interactive television, emerge in the future. The Company competes not only for customers, but also for co-op advertising support from microcomputer product manufacturers. The Company believes that product selection, availability and price are the three most important competitive factors. Some of the Company's competitors are larger and have substantially greater financial resources, superior operating results, and larger catalog circulations and customer bases than the Company. In addition, several direct marketers have recently been acquired by larger competitors. See "Risk Factors -- Reliance on Vendor Support and Relationships" and "-- Competitive, Pricing and Economic Risks."

EMPLOYEES

     At March 31, 1996, the Company had 460 domestic employees, and over 100 persons were employed by the Company's foreign subsidiaries. The Company considers its employee relations to be good. The Company has never had a work stoppage and no employees are represented by a labor organization. As a result of its growth, the Company has added a significant number of employees and has expended considerable efforts in training these new employees. See "Risk Factors -- Dependence on Key Personnel."

TRADEMARKS

     The Company conducts its business in the United States primarily under the service marks THE MAC ZONE and THE PC ZONE, which are registered with the United States Patent and Trademark Office. These registrations have an indefinite term, so long as the service marks are used in connection with the Company's business activities. The Company intends to obtain service mark protection for these and related marks, to the extent available, in the foreign countries where the Company does or expects to do business and where it has or expects to have licensees. The Company believes its service marks have significant value and are an important factor in the marketing of its products. The Company intends to take appropriate steps to protect and renew its service mark registrations.

FACILITIES


     The Company currently leases approximately 41,000 square feet of space for its corporate headquarters, including its telemarketing operations, in Bellevue, Washington. The Company recently signed a lease for approximately 132,000 square feet of space in Renton, Washington, to which it expects to relocate in the summer of 1996. Following the relocation, the Company plans to sublet its current facilities until the expiration of the lease in June 1999, although there can be no assurance that it will be able to do so. The Company also operates sales and distribution facilities in Australia, Austria, Belgium, Denmark, France, Germany, Great Britain, Mexico, The Netherlands and Switzerland. See "Risk Factors -- Potential Disruption of Business" and Note 9 of Notes to Consolidated Financial Statements.


REGULATORY AND LEGAL MATTERS


     The direct marketing business as conducted by the Company is subject to the Federal Trade Commission's Merchandise Mail Order Rule and related regulations. The Company is also subject to laws and regulations relating to truth-in-advertising and other fair trade practices. The Company has implemented programs and systems to promote ongoing compliance with these laws and regulations.


     The Company is not a party to any material pending legal proceedings.

                                   MANAGEMENT

     The members of the Board of Directors, executive officers and other key employees of the Company are as follows:


                     NAME                    AGE                  POSITION
    ---------------------------------------  ---   ---------------------------------------
    Victor J. Melfi, Jr....................  39    President, Chief Executive Officer and
                                                     Director
    Bruce S. Martin........................  37    Co-President and Chief Operating
                                                   Officer
    Sadrudin J. Kabani(1)..................  51    Chairman of the Board
    Peter J. Biere.........................  39    Senior Vice President -- Finance and
                                                   Chief Financial Officer
    Judith A. Roseth.......................  49    Senior Vice President -- Sales
    John H. Bauer(2).......................  55    Director
    John T. Carleton(2)....................  51    Director
    John E. DeFeo(1).......................  49    Director
    Firoz H. Lalji(2)......................  49    Director
    Carol L. Miltner(2)....................  53    Director
    Paul E. Monson(1)......................  50    Director
    Steve Sarich, Jr.(1)...................  75    Director
    Ramona A. Agin.........................  36    Vice President -- Academic Division
    Phillip M. Arcidiacono.................  40    Vice President -- Purchasing
    Timothy J. Carroll.....................  44    Vice President -- Investor Relations
    John J. Convery........................  48    Vice President -- Corporate, Education
                                                   and Governmental Sales
    Robert L. Hines, Jr....................  36    General Counsel and Secretary
    Bruce W. Koenigsberg...................  42    Vice President -- PC Merchandising
    Mark C. Maliwauki......................  32    Vice President -- International
                                                   Business Development
    David R. McCauley......................  33    Vice President -- Telesales
    Thomas G. Minthorn.....................  47    Vice President -- Advertising
    Scott A. Reedy.........................  32    Vice President -- Mac Merchandising
    Glynda J. Smith........................  37    Vice President -- Database Marketing
    Marc J. Williams.......................  41    Vice President -- New Business
                                                     Development


- ---------------
(1) Member of the Compensation Committee

(2) Member of the Audit Committee

EXECUTIVE OFFICERS AND DIRECTORS

     Victor J. Melfi, Jr. was appointed President and Chief Executive Officer and elected to the Company's Board of Directors in March 1996. He previously held various positions with the Company, serving as Executive Vice
President -- Marketing and Chief Operating Officer from September 1995 to March 1996, Senior Vice President -- Marketing from May 1995 to September 1995 and Vice President -- Database Marketing from October 1994 to May 1995. From 1991 to 1994, Mr. Melfi was the Associate Director of CIMS Marketing at The Reader's Digest Association, Inc., with responsibility for re-engineering its database marketing selection process, which included development of a visual selection language used to segment the database, develop quantitative models and select names for mailings. From 1988 to 1991, he was an associate in the Strategy/Marketing Department at the management consulting firm of Booz - Allen and Hamilton in New York, with a focus on publishing, technology industries and consumer marketing. Mr. Melfi began his career as an applications developer and technology product manager in positions with Xerox Corporation and National Computer, a reseller of microcomputer products.

     Bruce S. Martin was appointed Co-President and Chief Operating Officer in March 1996. He joined the Company as Executive Vice President -- Merchandising and Sales in October 1995. From 1994 to 1995, he was Senior Vice President of Merchandising and Operations at Intelligent Electronics, Inc., a distributor and reseller of microcomputer products, with responsibility for marketing, purchasing and administrative operations. Previously, he held various positions with Ingram Micro, serving as Senior Vice President of Worldwide Purchasing and Products from 1991 to 1994, with responsibility for purchasing, product strategies and vendor relations, and as Vice President of Purchasing from 1986 to 1991.

     Sadrudin J. Kabani, founder of the Company, has been Chairman of the Board since its inception in 1988. From 1988 to March 1996, he also served as President and Chief Executive Officer of the Company.

     Peter J. Biere was appointed Senior Vice President -- Finance and Chief Financial Officer in October 1995. He joined the Company as Controller in 1993 and served as Vice President -- Finance, Controller and Treasurer from 1994 until his promotion. From 1989 to 1992, he held various management and finance positions with Plum Creek Timber Company, L.P., whose general partner was Burlington Resources Inc., a natural resource company.

     Judith A. Roseth has served as Senior Vice President -- Sales since April 1996. From 1991 to 1996, she was the sole proprietor of Roseth-Harrel Consulting & Training, a consulting and training company specializing in the development and training of sales organizations for clients in the microcomputer products industry. From 1988 to 1991, Ms. Roseth was Vice President -- National Major Accounts Division for Merisel, Inc., an international distributor and reseller of microcomputer products. From 1985 to 1988, she was National Director of Sales and Major Accounts for Ingram Micro.

     John H. Bauer has served as director of the Company since March 1996. Since 1994, Mr. Bauer has been Executive Vice President of Nintendo of America Inc., a manufacturer and distributor of video games and products. From 1979 to 1994, he served as Managing Partner of the Northwest Group and the Seattle office of Coopers & Lybrand, a public accounting and consulting firm.

     John T. Carleton has served as a director of the Company since November 1995, as a designee of the holders of the Series B Preferred Stock. Since October 1995, he has been a Senior Vice President of Benaroya Capital Company, L.L.C. ("Benaroya"), a private investment company. From 1993 to 1995, he was a Senior Vice President of GE Capital Equity Capital Group, Inc., a private equity investor, and from 1987 to 1993 was Vice President -- Acquisitions of the Dyson-Kissner-Moran Corporation, a private investment company. Mr. Carleton also serves as a director of Redhook Ale Brewery, Incorporated.

     John E. DeFeo has served as a director of the Company since April 1996. Since 1994, he has been President and Chief Executive Officer of U.S. Airwaves Inc., an early stage wireless telecommunications company. From 1985 to 1994, Mr. DeFeo was President and Chief Executive Officer of U.S. West New Vector Group, the domestic cellular communications subsidiary of U.S. West, Inc.

     Firoz H. Lalji has served as a director of the Company since 1990. Since 1981, Mr. Lalji has been President and Chief Executive Officer of Kits Cameras, Inc. ("Kits Cameras"), which operates over 125 camera specialty stores in eight western states. In addition, since 1985, he has been President and Chief Executive Officer of Fana Group of companies, which owns real estate and hotels in the United States and Canada.

     Carol L. Miltner has served as a director of the Company since 1995. Since 1991, she has been President of Motivation by Miltner, which provides management consulting and motivation seminars for many companies in the microcomputer products industry, including InaCom, Kingston Technologies, Comp USA and Tech Data. From 1993 to 1995, she was Executive Vice President of Sales and Marketing at AmeriQuest Technologies, a computer products distributor that is now a U.S. subsidiary of Computer 2000. From 1989 to 1991, she was Senior Vice President of Sales of Merisel, Inc. From 1985 to 1989, she was Vice President of Sales and then Senior Vice President of Sales of Ingram Micro. From 1973 to 1985, Ms. Miltner held sales and management positions with IBM, Xerox and Apple. Ms. Miltner also serves as a director of Q Logic Corporation.

     Paul E. Monson has served as a director of the Company since 1993. Since 1991, he has been Chairman of the Board, President and Chief Executive Officer of Back Technologies Inc., which manufactures and markets back therapy equipment. He has also served since 1984 as Chairman of the Board of Pacific Regency Care Management, an operator of long-term health care facilities.

     Steve Sarich, Jr. has served as a director of the Company since 1993. He has served as President of several companies, including 321 Investment Company, Arctic Ventures and C.S.S. Management Company. He is a director of Cyclo(3)pss Corporation, a developer of ozone technology for medical sterilization units and textile washing systems, Wall Data, Incorporated, a developer of connectivity software, and Omega Environmental, Inc., an environment remediation company.

     Directors of the Company serve one-year terms or until their successors have been elected and qualified. Officers are elected annually and serve at the discretion of the Board of Directors, subject to the terms of any employment agreements with the Company.

     The Board of Directors has a standing Audit Committee and Compensation Committee. The Audit Committee, currently composed of Ms. Miltner and Messrs. Bauer, Carleton and Lalji, reviews the Company's internal accounting procedures and consults with and reviews the services provided by the Company's independent accountants. The Compensation Committee, currently composed of Messrs. DeFeo, Kabani, Monson and Sarich, reviews and makes recommendations to the full Board of Directors with respect to the compensation and benefits to be provided to the Company's officers and directors and general policy matters relating to employee compensation and benefits.

     Mr. Kabani is a member of the Ismaili faith. In January 1989, due to his leadership position in his local religious community, Mr. Kabani was entrusted with approximately $1.1 million of cash tithes contributed by members of his faith, and was requested to deliver them to Ismaili officials in Canada. Upon being questioned as to the origin of the funds by U.S. Customs officers, Mr. Kabani made false statements designed to conceal their religious nature. Although he did so in keeping with his faith's long-standing traditions of anonymity, Mr. Kabani pled guilty in January 1990 to the felony of making a false statement to a U.S. Customs official, and was sentenced to two-years' probation (including three months of work release) and a $5,000 fine. The Company's Board of Directors has examined the facts surrounding this incident and has concluded that it has no bearing on Mr. Kabani's business integrity or his fitness to serve as an officer and director of the Company.

OTHER KEY EMPLOYEES

     Ramona A. Agin joined the Company as Vice President -- Academic Division in January 1996. From 1995 to January 1996, Ms. Agin was Northwest Regional Sales Manager of Mindscape, an entertainment software developer. From 1988 to 1995, she held various positions at Ingram Micro, serving most recently as Director of Purchasing for the Consumer Markets Division.

     Phillip M. Arcidiacono joined the Company as Vice President -- Purchasing in July 1995. From 1992 to 1995, he held various positions with Ingram Micro, serving most recently as the Purchasing Manager for its major vendor group. From 1991 to 1992, Mr. Arcidiacono served as Director of Sales and Marketing for Kent Marsh Ltd., a developer of security software.

     Timothy J. Carroll joined the Company as Vice President -- Investor Relations in March 1996. From 1989 to 1996, he served as Vice President of Public Reporting and Investor Relations of The Hillhaven Corporation, a diversified healthcare provider. From 1981 to 1989, Mr. Carroll was Senior Vice President and Treasurer of Shoreline Savings Bank, a financial institution.

     John J. Convery was promoted to Vice President -- Corporate, Education and Governmental Sales in April 1996. He joined the Company as Director of Business, Education and Government in July 1995. From 1992 to 1995, Mr. Convery was Western Regional Manager Sales for MicroWarehouse, Inc., a direct marketer of microcomputer products. From 1986 to 1992, Mr. Convery was Mid-West Regional Sales Manager for the Information Systems Division of BASF Corporation, a manufacturer of computer media products.

     Robert L. Hines, Jr. has served as General Counsel and Secretary since joining the Company in 1995. From 1990 to 1995, he served as General Counsel for Gary Merlino Construction Co., a general contractor and real estate developer. From 1986 to 1990, he was an attorney at the law firm of Bogle & Gates in Seattle.

     Bruce W. Koenigsberg has served as Vice President -- PC Merchandising since 1994. From 1979 to 1994, he held various positions with Fretter, Inc., a consumer electronics retailer, serving most recently as a Senior Merchandising Manager.

     Mark C. Maliwauki was promoted to Vice President -- International Business Development in 1995. He joined the Company as Director of International Business in March 1994. From 1989 to 1993, he served in various positions, including Director of Marketing at Telemart, a microcomputer product mail-order company.

     David R. McCauley was promoted to Vice President -- Telesales in April 1996. From 1993 to April 1996, he served initially as the Company's Telesales Manager and recently as Director of Telesales. From 1989 to 1993, Mr. McCauley held various positions with The Kern County Museum.

     Thomas G. Minthorn has served as Vice President -- Advertising since 1995. From 1993 to 1995, he served as the Company's Vice President -- Creative Services. From 1988 to 1993, he held various positions with Manus Direct, a direct response marketing agency, first as Vice President and most recently as Senior Vice President.

     Scott A. Reedy has served as Vice President -- Mac Merchandising since joining the Company in March 1995. From 1994 to 1995, he was the Director of Hardware Product Marketing at AmeriQuest Technologies. From 1990 to 1994, he held various positions with Ingram Micro, serving most recently as the Senior Marketing Manager for its Mac Division.

     Glynda J. Smith joined the Company as Vice President -- Database Marketing in January 1996. From 1991 to 1995, she held various positions with Institute for International Research, a producer of business seminars and conferences in London, England, serving most recently as International Marketing Consultant. From 1990 to 1991, Ms. Smith was Marketing Controller for Colleagues Direct Marketing, a direct marketing agency.

     Marc J. Williams has served as Vice President -- New Business Development since April 1995. He joined the Company as Vice President -- Merchandising and New Business Development in 1992. From 1990 to 1992, he was Vice President of Product Procurement for MicroWarehouse, Inc.

DIRECTOR COMPENSATION


     All directors of the Company are reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. Outside directors receive a fee of $1,000 for each meeting attended. Ms. Miltner also receives a quarterly retainer of $2,500. Ms. Miltner was granted an option to acquire 7,500 shares of Common Stock at a price of $4.00 per share, and Mr. Bauer was granted an option to acquire 7,500 shares at a price of $6.67 per share, upon joining the Board of Directors in June 1995 and March 1996, respectively. Each of these options has a term of ten years and vests 25% for each full year of service on the Board of Directors. The Company intends to enter into agreements with all directors to indemnify them against certain claims and liabilities arising out of their service as directors and to advance expenses to defend claims subject to indemnification.

EXECUTIVE COMPENSATION

     Compensation Summary. The following table sets forth information regarding compensation earned during 1995 by all of the Company's executive officers employed by the Company during that year (the "named executive officers").

                           SUMMARY COMPENSATION TABLE


                                                                        LONG-TERM
                                                                       COMPENSATION
                                                                       ------------
                                             ANNUAL COMPENSATION        SECURITIES
                                           ------------------------     UNDERLYING         ALL OTHER
       NAME AND PRINCIPAL POSITION         SALARY($)(1)    BONUS($)     OPTIONS(#)     COMPENSATION($)(2)
- -----------------------------------------  ------------    --------    ------------    ------------------
Victor J. Melfi, Jr......................    $120,481      $130,000       67,500                --
  President and Chief Executive Officer
Bruce S. Martin(3).......................      21,269            --       90,000                --
  Co-President and Chief Operating
  Officer
Sadrudin J. Kabani.......................     250,000            --           --              $200
  Chairman of the Board
Peter J. Biere...........................      93,474        10,000       15,000               200
  Senior Vice President -- Finance and
  Chief Financial Officer


- ---------------
(1) The current annual base salaries for Messrs. Melfi, Martin, Kabani and Biere are $250,000, $240,000, $300,000 and $130,000, respectively. See
    "-- Employment Agreements."

(2) Amounts shown represent matching contributions under the Company's 401(k) Plan.

(3) Mr. Martin commenced employment with the Company in October 1995.

     Option Grants. The following table shows information concerning stock options granted to the named executive officers in 1995.

                             OPTION GRANTS IN 1995


                                                                                         POTENTIAL REALIZABLE
                                                                                                 VALUE
                                              INDIVIDUAL GRANTS                            AT ASSUMED ANNUAL
                         ------------------------------------------------------------          RATES OF
                           NUMBER OF       PERCENT OF                                         STOCK PRICE
                          SECURITIES      TOTAL OPTIONS                                      APPRECIATION
                          UNDERLYING       GRANTED TO        EXERCISE                     FOR OPTION TERM(3)
                            OPTIONS         EMPLOYEES         PRICE        EXPIRATION    ---------------------
         NAME            GRANTED(#)(1)       IN 1995       ($/SHARE)(2)       DATE        5%($)        10%($)
- -----------------------  -------------    -------------    ------------    ----------    --------     --------
Victor J. Melfi, Jr....      15,000             4.6%          $ 4.00          2/14/05    $ 37,734     $ 95,625
                             52,500            16.0             5.33         10/11/05     175,980      445,969
Bruce S. Martin........      90,000            27.6             5.33         10/22/05     301,681      764,518
Sadrudin J. Kabani.....          --              --               --               --          --           --
Peter J. Biere.........      15,000             4.6             4.00          2/14/05      37,734       95,625


- ---------------
(1) All of the options granted in 1995 were 10-year incentive stock options, the vesting of which accrues at the rate of 20% per year from their respective dates of grant, subject to a condition that no actual vesting will occur until six months after the consummation of the offering. Vesting of certain of these options was accelerated following their grant. See "-- Employment Agreements."

(2) The exercise price of each option was the estimated fair value of the Common Stock on the date of grant.

(3) Based upon the estimated fair value of the Common Stock on the date of grant and assumed appreciation over the term of the options at the respective annual rates of stock appreciation shown. Potential gains are net of the exercise price but before taxes associated with the exercise. The 5% and 10% assumed annual rates of compounded stock appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future price of the Common Stock. Actual gains, if any, on stock option exercises are dependent on the future financial performance of the Company and overall market conditions. The actual value realized may be greater or less than the potential realizable value set forth in the table.

     Year-End Option Values. The following table sets forth certain information regarding the number and value of unexercised options held by the named executive officers at December 31, 1995.

                             YEAR-END OPTION VALUES


                                                NUMBER OF SECURITIES
                                               UNDERLYING UNEXERCISED              VALUE OF UNEXERCISED
                                                  OPTIONS AT FISCAL                IN-THE-MONEY OPTIONS
                                                   YEAR-END(#)(1)                AT FISCAL YEAR-END($)(2)
                                           -------------------------------     -----------------------------
                  NAME                     EXERCISABLE       UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
- -----------------------------------------  -----------       -------------     -----------     -------------
Victor J. Melfi, Jr......................      --                90,000            --           $ 1,002,750
Bruce S. Martin..........................      --                90,000            --               870,300
Sadrudin J. Kabani.......................      --                    --            --                    --
Peter J. Biere...........................      --                30,000            --               385,050


- ---------------

(1) Does not include options granted in 1996. See "-- Employment Agreements."



(2) Represents the value of the shares of Common Stock subject to outstanding options, based on an assumed value of $15.00 per share, less the aggregate option exercise price.


     Compensation Committee Interlocks and Insider Participation

     John E. DeFeo, Sadrudin J. Kabani, Paul E. Monson and Steve Sarich, Jr. currently serve as members of the Compensation Committee of the Board of Directors.

     Messrs. Kabani, Lalji, Monson and Sarich have guaranteed a portion of the Company's revolving line of credit with U.S. Bank of Washington, National Association. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


     In June 1993, the Company sold 625,000 shares of Series A Preferred Stock at a price of $3.20 per share, of which Mr. Sarich and Paul E. and Teryl L. Monson purchased 312,500 and 168,750 shares, respectively. Each share of Series A Preferred Stock converted into three shares of Common Stock in October 1995 and all material contractual covenants of the Company in connection with that financing terminated. See "Principal Shareholders," "Shares Eligible for Future Sale" and Note 11 of Notes to Consolidated Financial Statements.


EMPLOYMENT AGREEMENTS

     Effective in April 1996, the Company entered into employment agreements with Messrs. Melfi, Martin and Kabani under which they are entitled to annual base salaries of $250,000, $240,000 and $300,000, respectively. The term of each agreement ends on December 31, 1998, unless certain events, such as a change in control of the Company, occur after July 1, 1997, in which case the termination date will be 18 months following such event. In addition, if the employment of one of these executive officers is terminated by the Company without cause prior to the end of the term, or if the executive officer resigns following a change in control due to a material reduction in his responsibilities or certain other reasons amounting to constructive termination by the Company, the executive officer is entitled to continue to receive his base salary for a period of two years following the termination. Each executive officer has also agreed not to compete with the Company for a period of two years following termination of the agreement for any reason other than constructive termination by the Company following a change in control.


     In addition, the Company accelerated the vesting of options to acquire 43,500, 18,750 and 30,000 shares of Common Stock held by Messrs. Melfi, Martin and Biere, respectively. In addition, the Company granted Messrs. Melfi, Martin and Biere, additional options to acquire 225,000, 120,000 and 75,000 shares of Common Stock, respectively, at a price of $12.67 per share, which vested 20% upon grant and will vest an additional 20% on each anniversary of the date of grant.

     The Company intends to enter into agreements with all of its executive officers to indemnify them against certain claims and liabilities arising out of their service as officers, to advance expenses to defend claims subject to indemnification, and to release them from certain liabilities to the Company that would otherwise arise out of such service.

BENEFIT PLANS


     Stock Options. The Company's 1993 Stock Incentive Plan (the "Plan") permits options to purchase up to an aggregate of 1,650,000 shares of Common Stock to be granted to employees of and consultants to the Company. The Plan is administered by the Compensation Committee, which generally has the authority to select individuals who are to receive options and to specify the terms and conditions of each option so granted, including the number of shares covered by the option, the type of option (incentive stock option or nonqualified option), the exercise price (which, in the case of an incentive stock option, must be at least 100% of the fair market value of the Common Stock), vesting provisions, and the overall option term. At May 31, 1996, options to purchase an aggregate of 1,037,250 shares of Common Stock were outstanding under the Plan, in addition to options to purchase 45,000 shares of Common Stock granted outside of the Plan.


     Management Incentive Plan. The Company has authorized a Management Incentive Plan (the "MIP") that covers all officers and division directors and certain managers. Under the MIP, participants are eligible to receive a bonus based on Company performance in 1996 and, in the case of participants other than executive officers, individual performance goals. The maximum potential bonus under the MIP for executive officers is 150% of base salary.

     401(k) Plan. The Company maintains a 401(k) plan that covers all employees who satisfy certain eligibility requirements relating to minimum age, length of service and hours worked. Under the profit sharing portion of the plan, the Company may make an annual contribution for the benefit of eligible employees in an amount determined by the Board of Directors. Under the 401(k) portion of the plan, eligible employees may make pre-tax elective contributions of up to 10% of their compensation, subject to maximum limits on contributions prescribed by law. The Company currently matches 10% of the first $2,000 of each participant's annual contributions.


     Employee Stock Purchase Plan. The Company has adopted an Employee Stock Purchase Plan (the "ESPP"), which becomes effective on the date of this Prospectus. The ESPP is intended to qualify for favorable tax treatment under
Section 423 of the Internal Revenue Code of 1986. Under the ESPP, 450,000 shares of Common Stock are reserved for issuance to eligible non-officer employees of the Company, who may elect to apply up to 10% of their compensation to the purchase of such shares. The ESPP is administered on the basis of purchase periods corresponding to calendar quarters (except for the initial purchase period, which will begin on the date of this Prospectus and end on September 30,
1996). The purchase price for shares sold to participants is 85% of the fair market value of the Common Stock on either the first day or the last day of the purchase period, whichever is lower. Employees of the Company's subsidiaries are not eligible to participate in the ESPP.


CERTAIN TRANSACTIONS


     Benaroya-Bessemer Financing. In October 1995, the Company sold 612,476 shares of Series B Preferred Stock at a price of $11.43 per share to Benaroya, Bessemer Venture Partners III, L.P. ("Bessemer"), John T. Carleton and twelve other investors. Benaroya, Bessemer and Mr. Carleton purchased 311,050, 245,518 and 34,561 shares, respectively. All shares of Series B Preferred Stock will automatically convert into 918,711 shares of Common Stock upon consummation of the offering. Prudential Securities Incorporated served as placement agent in this financing and received cash compensation and a warrant to purchase up to 45,310 shares of Common Stock at $7.62 per share. The Company has granted certain registration rights for the shares of Common Stock issuable upon conversion of the Series B Preferred Stock and exercise of the warrant. The holders of the Series B Preferred Stock have designated John T. Carleton, a Senior Vice President of Benaroya, to serve as a director of the Company. In addition, Benaroya and Bessemer will have, for three years following the offering, the right to designate an observer at meetings of the Board of

Directors. The holders of the Series B Preferred Stock hold preemptive rights to maintain their percentage ownership interest in the Company in the event of certain issuances of its capital stock, which rights were waived in connection with the issuance of the shares offered hereby. The preemptive rights and all material contractual covenants of the Company in connection with that financing, other than the registration rights and observer rights, will terminate upon consummation of the offering. See "Shares Eligible for Future Sale -- Outstanding Registration Rights" and Note 10 of Notes to Consolidated Financial Statements.


     Related-Party Transactions. In 1992, the Company advanced $125,000 to Sadrudin J. Kabani, which was forgiven by the Company as part of his 1994 compensation package.

     In October 1993, the Company produced and distributed a catalog in which it tested the feasibility of selling photographic equipment via inbound telemarketing. In connection with this test, the Company purchased from Kits Cameras, a company controlled by Mr. Lalji, approximately $192,000 of photographic equipment for resale, of which $43,000 was paid for and the balance was returned. In addition, during 1995, the Company sold approximately $216,000 of microcomputer products to Kits Cameras.

     During 1993, 1994 and 1995, the Company purchased approximately $2.0 million, $3.5 million and $882,000, respectively, of memory modules from LLB Habitat, a business owned by Mr. Kabani's wife, at prices that the Company believes were equivalent to or better than those available in arm's-length transactions. The Company discontinued purchases from LLB Habitat in April 1995.

     In consideration for certain consulting services to be provided over a twelve-month period commencing in February 1996, the Company has agreed to pay Carol L. Miltner $54,000 plus expenses.

     The Company has adopted a policy prohibiting transactions with its directors, officers or controlling shareholders or their affiliates other than those that result from competitive bidding or that a majority of the Company's disinterested directors conclude are expected to benefit the Company and are on terms no less favorable to the Company than could be obtained in arm's-length transactions with unaffiliated third parties. See "Executive
Compensation -- Compensation Committee Interlocks and Insider Participation."

                             PRINCIPAL SHAREHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of May 31, 1996, and as adjusted to reflect the sale of shares of Common Stock offered hereby, for (i) each person known to the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) each of the Company's named executive officers, and
(iv) all of the Company's executive officers and directors as a group.



                                                                                  PERCENTAGE OF
                                                                NUMBER         OUTSTANDING SHARES
                                                              OF SHARES       ---------------------
                                                             BENEFICIALLY      BEFORE       AFTER
                   NAME OF BENEFICIAL OWNER                    OWNED(1)       OFFERING     OFFERING
    -------------------------------------------------------  ------------     --------     --------
    Sadrudin J. Kabani(2)..................................     3,750,000       36.4%        30.0%
    Almas S. Kabani
    Firoz H. Lalji(2)......................................     3,750,000       36.4         30.0
    Najma Lalji
    Steve Sarich, Jr.(2)...................................       937,500        9.1          7.5
    Paul E. Monson.........................................       451,875        4.4          3.6
    Teryl L. Monson
    John H. Bauer..........................................       --            --           --
    John T. Carleton(3)....................................        51,841       *            *
    Victor J. Melfi, Jr.(4)................................        88,500       *            *
    Peter J. Biere (5).....................................        45,000       *            *
    Bruce S. Martin (6)....................................        42,750       *            *
    John E. DeFeo..........................................       --            --           --
    Carol L. Miltner.......................................       --            --           --
    All directors and executive officers
      as a group (12 persons)(7)...........................     9,117,466       87.1         72.0


- ---------------
 *  Less than 1%.


(1) Shares subject to an option are not deemed outstanding for purposes of computing the percentage ownership of any person other than the person holding the option. Shares shown for Messrs. Melfi, Biere and Martin represent shares subject to options exercisable within 60 days after May 31, 1996.


(2) The address for each of these shareholders is 15815 S.E. 37th Street, Bellevue, Washington 98006-1800.


(3) Mr. Carleton serves as a director by designation of holders of the Series B Preferred Stock. See "Management -- Certain Transactions."



(4) Excludes 271,500 shares subject to options that become exercisable more than 60 days after May 31, 1996.



(5) Excludes 60,000 shares subject to options that become exercisable more than 60 days after May 31, 1996.



(6) Excludes 212,000 shares subject to options that become exercisable more than 60 days after May 31, 1996.



(7) Includes 176,250 shares subject to options exercisable within 60 days of May 31, 1996.

                          DESCRIPTION OF CAPITAL STOCK

     Upon completion of the offering, the authorized capital stock of the Company will consist of 45,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock.

COMMON STOCK


     As of May 31, 1996, 10,293,710 shares of Common Stock were outstanding, held of record by 29 shareholders. Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Holders of Common Stock will not have the right to cumulate votes with respect to elections of directors. Accordingly, holders of a majority of the shares of Common Stock voting in any election of directors will have the ability to elect all of the directors standing for election. All directors hold office until the next annual meeting of shareholders and until their successors have been duly elected and qualified. Directors may be removed only for cause and only by the holders of a majority of the outstanding shares of Common Stock.


     Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of legally available funds, subject to any preferences that may be afforded to any outstanding preferred stock. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All of the outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon consummation of the offering will be, when issued and paid for, fully paid and nonassessable. The Company's Articles of Incorporation and Bylaws provide for release and indemnification of the Company's directors and officers as to certain liabilities arising from their actions in such capacities to the fullest extent permitted by law.

PREFERRED STOCK

     The Board of Directors has the authority to issue 5,000,000 shares of preferred stock in one or more series and to fix the relative rights, preferences and privileges thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and number of shares constituting any series, without any further vote or action by the Company's shareholders. The market price for the Common Stock, and the voting and other rights of the holders thereof, may be adversely affected by the rights, preferences and privileges accorded to any preferred stock issued by the Company. Issuances of preferred stock in certain circumstances may have the effect of delaying, deferring or preventing a change in control of the Company, or discouraging bids for the Company's Common Stock at a premium over the market price. Upon consummation of the offering, the Company will have no shares of preferred stock outstanding. The Company has no present plans to issue any preferred stock.

CERTAIN VOTING AND OTHER MATTERS

     Under the Washington Business Corporation Act (the "Act"), shareholder approval is required in order for the Company to participate in certain mergers and share exchanges or to sell substantially all of its assets. Within certain limits, the Act permits a corporation's articles of incorporation to specify the level of shareholder approval required for such transactions. The Company's Articles of Incorporation generally require any such transaction to be approved by the holders of a majority of the outstanding shares of Common Stock. However, unless approved by a majority of the directors who are currently members of the Board of Directors or who are subsequently nominated for election to the Board of Directors by a majority of the current directors, such transaction must be approved by a two-thirds vote of each outstanding series or class of stock voting as a separate class.

     Under the Company's Articles of Incorporation, special meetings of the shareholders may be called only by the Board of Directors, the Chairman of the Board or the President, or the holders of at least 25% of the outstanding shares of Common Stock. Amendments to the Articles of Incorporation must generally be approved by the Board of Directors and the holders of a majority of the outstanding shares of Common Stock.

However, unless approved by a majority of the directors who are currently members of the Board of Directors or who are subsequently nominated for election to the Board of Directors by a majority of the current directors, amendments relating to requirements for calling a special meeting of shareholders, election and removal of directors and approval of certain significant transactions must be approved by a two-thirds vote of each outstanding series or class of stock voting as a separate class.

     The Company's Bylaws provide that shareholders seeking to bring business before, or to nominate directors at, any meeting of shareholders must provide timely notice thereof in writing. To be timely, a shareholder's notice must be delivered to, or mailed and received at, the principal executive office of the Company not less than 70 days prior to the date of the meeting, or the tenth day after notice of the meeting is first given to shareholders, whichever is later. The Bylaws also contain specific requirements for the form of a shareholder's notice. These provisions may preclude some shareholders from bringing matters before the shareholders or from making nominations for directors. The Bylaws may be amended or repealed by the Board of Directors or by the majority of the holders of the outstanding shares of Common Stock.

     Holders of shares of preferred or other capital stock hereafter issued by the Company may also be entitled to vote in connection with the matters described above, and separate approval may be required to the extent of any class voting rights accorded to the holders of such other stock. It is possible that the provisions of the Company's Articles of Incorporation and Bylaws described above may have the effect of delaying, deterring or preventing a change in control of the Company.

ANTITAKEOVER RESTRICTIONS


     Washington law contains certain provisions that may have the effect of delaying, deferring or preventing a hostile takeover or change of control of the Company. Chapter 23B.19 of the Act prohibits the Company, with certain exceptions, from engaging in certain significant business transactions with an "acquiring person" (defined as a person who acquires 10% or more of the Company's voting securities without the prior approval of the Company's Board of Directors) for a period of five years after such acquisition. The prohibited transactions include, among others, a merger with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person, or otherwise allowing the acquiring person to receive any disproportionate benefit as a shareholder. These statutory and organic provisions may have the effect of delaying, deferring or preventing a change in control of the Company.


LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS OF THE COMPANY

     As permitted by Section 23B.08.320 of the Act, Article VI, Section 6.6 of the Company's Articles eliminates in certain circumstances the personal liability of the Company's directors to the Company or its shareholders for monetary damages resulting from their conduct as an officer or director. This provision does not eliminate the liability of directors for (i) acts or omissions that involve intentional misconduct or a knowing violation of law,
(ii) improper declarations of dividends, or (iii) transactions from which a director received an improper personal benefit.

     The Company's Bylaws require the Company to indemnify its directors and officers to the fullest extent permitted by Washington law, including under circumstances in which indemnification is otherwise discretionary. The Company intends to obtain officers' and directors' liability insurance for members of its Board of Directors and key employees.

     The Company intends to enter into agreements with all of its directors and executive officers to indemnify them against certain claims and liabilities arising out of their service as directors and officers and to advance expenses to defend claims subject to indemnification.

TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the offering, 12,493,710 shares of Common Stock will be outstanding (12,823,710 shares if the Underwriters' over-allotment option is exercised in full), of which the 2,200,000 shares offered hereby (2,530,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable on the public market without restriction or further registration under the Securities Act, except to the extent such shares are held by an affiliate of the Company. The remaining 10,293,710 shares of Common Stock were issued and sold by the Company in private transactions, and public sale thereof is restricted except to the extent they are registered under the Securities Act or sold in accordance with an exemption from such registration. The Company and the holders of all of these remaining shares have entered into Lock-up Agreements with the Underwriters not to sell, offer to sell, solicit an offer to buy, contract to sell, grant any option to purchase, or otherwise transfer or dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of Dain Bosworth Incorporated. Upon expiration of the 180-day period, 9,374,999 of these remaining 10,293,710 shares will be eligible for immediate public sale under Rule 144 as currently in effect and the remaining shares of Common Stock will not be eligible for public sale until October 1997 unless earlier registered under the Securities Act pursuant to certain contractual registration rights. At May 31, 1996, options and warrants for 1,127,560 shares of Common Stock were outstanding, of which options for 230,250 shares will be exercisable upon consummation of the offering and the shares issued upon exercise will be potentially eligible for public sale 90 days after the date of this Prospectus pursuant to Rule 701 under the Securities Act; of these shares, 200,250 shares are subject to Lock-up Agreements.


     In general, Rule 144 as currently in effect provides that any person who has beneficially owned shares for at least two years, including an "affiliate" (as defined in Rule 144), is generally entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the shares of Common Stock then outstanding or the reported average weekly trading volume of the Common Stock during the four calendar weeks immediately preceding the date on which notice of the sale is sent to the Securities and Exchange Commission (the "SEC"). Sales under Rule 144 are subject to certain manner of sale restrictions, notice requirements and availability of current public information concerning the Company. A person who is not an affiliate of the Company, and who has not been an affiliate within three months prior to the sale, generally may sell shares without regard to the limitations of Rule 144 provided that the person has held such shares for a period of at least three years. The SEC has proposed to reduce the two-year and three-year holding periods under Rule 144 to one and two years, respectively. Adoption of such proposal would have a material effect on the timing of when certain shares of Common Stock become eligible for resale.

     Any employee, director or officer of, or consultant to, the Company holding shares purchased pursuant to a written compensatory plan or contract (including options) entered into prior to the offering is entitled to rely on the resale provisions of Rule 701, which permit nonaffiliates to sell such shares without having to comply with the public information, holding period, volume limitation or notice requirements of Rule 144 and permit affiliates to sell their Rule 701 shares without having to comply with the holding period restrictions of Rule 144, in each case commencing 90 days after the date of this Prospectus.

     Prior to the offering, there has been no public market for the Common Stock of the Company and no prediction can be made of the effect, if any, that the sale or availability for sale of shares of Common Stock will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market could adversely affect the market price of the Common Stock.

OUTSTANDING REGISTRATION RIGHTS


     Pursuant to a registration rights agreement with the Company, holders of 612,476 shares of Series B Preferred Stock that will convert into 918,711 of shares of Common Stock upon consummation of the offering and the holder of a warrant to purchase 45,310 shares of Common Stock (the shares of Common Stock issuable upon such conversion and exercise will be referred to as the "Registrable Shares"), have certain rights with respect to the registration of the Registrable Shares under the Securities Act. Under the terms of the agreement, if the Company proposes to register any of its securities under the Securities Act for its own account or for the account of others, such holders are entitled to include Registrable Shares therein, subject to any limitation by the underwriters in the offering on the number of shares included in such registration. In addition, holders of not less than 33% of the Registrable Shares may require the Company, on not more than two occasions, to file a registration statement under the Securities Act at the Company's expense with respect to any Registrable Shares they desire to include in such registration, provided that the anticipated aggregate price of the shares to be registered exceeds $5,000,000. Also, any holder of Registrable Shares who holds 1 1/2% or more of the Company's outstanding Common Stock may require the Company, not more than twice in any twelve-month period, to file a registration statement on Form S-3, at the expense of the holder, for a public offering of Registrable Shares. The Company is required to use its best efforts to effect all such registrations, subject to certain conditions and limitations.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, for which Dain Bosworth Incorporated and Furman Selz LLC are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company the shares of Common Stock offered hereby. Each Underwriter will purchase the number of shares set forth opposite its name below, and will purchase such shares at the price to public, less the underwriting discounts and commissions set forth on the cover page of this Prospectus.

                                 UNDERWRITER                               NUMBER OF SHARES
    ---------------------------------------------------------------------  ----------------
    Dain Bosworth Incorporated...........................................
    Furman Selz LLC......................................................

                                                                                 -------
              Total......................................................      2,200,000
                                                                                 =======

     The Underwriting Agreement provides that the Underwriters' obligations are subject to conditions precedent and that the Underwriters are committed to purchase all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if the Underwriters purchase any shares. The Representatives have advised the Company that the several Underwriters may offer the shares of Common Stock directly to the public at the price to public set forth on the cover page of this Prospectus and to certain
dealers at the price to public less a concession not exceeding $     per share.
The Underwriters may allow, and such dealers may reallow, a concession not
exceeding $     per share to other dealers. After the shares of Common Stock are released for sale to the public, the Representatives may change the initial price to public and other selling terms.

     The Company has granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 330,000 additional shares of Common Stock, at the same price per share as the initial shares. The Underwriters may purchase these shares solely to cover over-allotments, if any, in connection with the sale of Common Stock offered hereby. If the Underwriters exercise the over-allotment option, the Underwriters will purchase additional shares in approximately the same proportion as those in the above table.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.


     The Company and all of its officers, directors and shareholders have agreed not to sell, offer to sell, solicit an offer to buy, contract to sell, grant an option to purchase, or otherwise transfer or dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of Dain Bosworth Incorporated.


     Prior to the offering, there has been no public market for the Common Stock. The initial price to public will be determined by agreement between the Company and the Representatives. In determining the initial price to public, the Company and the Representatives will consider, among other things, the history of and prospects for the industry in which the Company operates, past and present operations and earnings of the Company and the trend of such earnings, the qualifications of the Company's management, the general condition of the securities markets at the time of the offering and the market prices for other publicly traded companies.

                                 LEGAL MATTERS


     The validity of the Common Stock being offered hereby will be passed upon for the Company by Graham & James LLP, Seattle, Washington. John M. Steel, a principal of this firm, holds an option to acquire 7,500 shares of Common Stock for $1,275. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Orrick, Herrington & Sutcliffe, San Francisco, California.


                                    EXPERTS

     The consolidated balance sheets at December 31, 1994 and 1995 and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995 included in this Prospectus and in the Registration Statement have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company intends to furnish to its shareholders of record annual reports containing financial statements audited and reported upon by independent public accountants and quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.


     The Company has filed with the SEC a Registration Statement (the "Registration Statement") on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits thereto on file with the SEC pursuant to the Securities Act and the rules and regulations of the SEC thereunder. Statements contained in this Prospectus concerning the provisions or contents of any contract or other document referred to in this Prospectus are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including exhibits and schedules thereto, may be inspected and copied at the Public Reference Section maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at the prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C.

                       MULTIPLE ZONES INTERNATIONAL, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Coopers & Lybrand L.L.P., Independent Accountants...........................  F-2
Consolidated Balance Sheets as of December 31, 1994 and 1995, and March 31, 1996......  F-3
Consolidated Statements of Operations for the Years Ended December 31, 1993, 1994 and
  1995, and the Three Months Ended March 31, 1995 and 1996............................  F-4
Statements of Shareholders' Equity for the Years Ended December 31, 1993, 1994 and
  1995, and the Three Months Ended March 31, 1996.....................................  F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and
  1995, and the Three Months Ended March 31, 1995 and 1996............................  F-6
Notes to Consolidated Financial Statements............................................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
Multiple Zones International, Inc.
Bellevue, Washington

     We have audited the accompanying consolidated balance sheets of Multiple Zones International, Inc. and Subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Multiple Zones International, Inc. and Subsidiaries as of December 31, 1994 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                          COOPERS & LYBRAND L.L.P.


Seattle, Washington

June 3, 1996

              MULTIPLE ZONES INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                                      DECEMBER 31,
                                                               ---------------------------
                                                                  1994            1995
                                                               -----------     -----------      MARCH 31,
                                                                                                  1996
                                                                                               -----------
                                                                                               (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents..................................  $   513,789     $ 1,214,581     $   994,123
  Receivables, net...........................................    8,263,197      23,111,478      31,096,859
  Inventories, net...........................................   13,140,813      42,030,676      47,822,422
  Prepaids...................................................    1,185,942       6,292,209       4,382,947
  Deferred income taxes......................................      362,687         695,060         961,732
                                                               -----------     -----------     -----------
          Total current assets...............................   23,466,428      73,344,004      85,258,083
Property and equipment, net..................................    2,162,540       4,518,555       4,651,154
Other assets.................................................       76,050       1,529,605       2,792,243
                                                               -----------     -----------     -----------
          Total assets.......................................  $25,705,018     $79,392,164     $92,701,480
                                                                ==========      ==========      ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Bank lines of credit.......................................  $ 3,277,080     $12,034,890     $12,260,275
  Accounts payable...........................................   16,371,709      46,594,671      54,943,943
  Accrued liabilities and other..............................    2,690,765       5,155,322       7,053,674
  Current portion of capital lease obligations...............      340,168         722,558         709,618
  Income taxes payable.......................................      261,809       1,086,223       1,792,711
                                                               -----------     -----------     -----------
          Total current liabilities..........................   22,941,531      65,593,664      76,760,221
Capital lease obligations, net of current portion............      791,481       1,664,553       1,496,879
Deferred income taxes........................................      189,520         295,482         257,239
Other........................................................                      401,940         505,995
                                                               -----------     -----------     -----------
          Total liabilities..................................   23,922,532      67,955,639      79,020,334
                                                               -----------     -----------     -----------
Minority interest............................................       77,246         239,415         284,882
                                                               -----------     -----------     -----------
Commitments and contingencies
Series B Redeemable Convertible Preferred Stock, no par
  value, $11.43 per share liquidation preference, 612,476
  shares authorized, issued and outstanding at December 31,
  1995 and March 31, 1996....................................                    6,461,096       6,690,727
                                                               -----------     -----------     -----------
Shareholders' equity:
  Preferred stock, no par value, 5,000,000 shares authorized:
     Series A Convertible Preferred Stock, no par value,
       $3.20 per share liquidation preference; 625,000 shares
       authorized,
       issued and outstanding................................    2,000,000
  Common stock, no par value, 45,000,000 shares authorized;
     issued and outstanding 9,374,999 shares at March 31,
     1996 and December 31, 1995 and 7,500,000 shares at
     December 31, 1994, respectively.........................      750,000       2,750,000       2,750,000
  Retained earnings (deficit)................................   (1,050,713)      1,987,736       3,931,166
  Foreign currency translation adjustment....................        5,953          (1,722)         24,371
                                                               -----------     -----------     -----------
          Total shareholders' equity.........................    1,705,240       4,736,014       6,705,537
                                                               -----------     -----------     -----------
          Total liabilities and shareholders' equity.........  $25,705,018     $79,392,164     $92,701,480
                                                                ==========      ==========      ==========


   The accompanying notes are an integral part of the consolidated financial statements.

              MULTIPLE ZONES INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                    THREE MONTHS
                                         YEAR ENDED DECEMBER 31,                  ENDED MARCH 31,
                                -----------------------------------------    --------------------------
                                   1993           1994           1995           1995           1996
                                -----------   ------------   ------------    -----------   ------------
                                                                                    (UNAUDITED)
Net sales.....................  $80,515,472   $113,455,563   $242,586,898    $46,228,186   $100,927,034
Cost of sales.................   69,298,000     98,210,972    211,036,693     39,926,899     86,963,556
                                -----------   ------------   ------------    -----------   ------------
  Gross profit................   11,217,472     15,244,591     31,550,205      6,301,287     13,963,478
Selling, general and
  administrative expenses.....   10,586,785     14,410,275     25,425,306      5,758,204     10,077,954
                                -----------   ------------   ------------    -----------   ------------
  Income from operations......      630,687        834,316      6,124,899        543,083      3,885,524
                                -----------   ------------   ------------    -----------   ------------
Other (income) expense:
  Interest expense............      213,423        276,744      1,148,939        166,717        504,027
  Other income................      (44,475)       (77,514)      (132,246)       (26,619)       (85,318)
  Minority interest...........        7,800         16,154         69,569         26,308         49,511
                                -----------   ------------   ------------    -----------   ------------
                                    176,748        215,384      1,086,262        166,406        468,220
                                -----------   ------------   ------------    -----------   ------------
Income before income taxes....      453,939        618,932      5,038,637        376,677      3,417,304
Provision for income taxes....        2,618        206,779      1,847,100        143,070      1,244,243
                                -----------   ------------   ------------    -----------   ------------
     Net income...............  $   451,321   $    412,153   $  3,191,537    $   233,607   $  2,173,061
                                ===========   ============   ============    ===========   ============
Pro forma earnings per share
  (unaudited).................                               $       0.31    $      0.02   $       0.21
                                                             ============    ===========   ============
Shares used in computation of
  pro forma earnings per share
  (unaudited).................                                 10,386,161     10,363,075     10,379,610
                                                             ============    ===========   ============


   The accompanying notes are an integral part of the consolidated financial statements.

              MULTIPLE ZONES INTERNATIONAL, INC. AND SUBSIDIARIES

                       STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                                       FOREIGN
                                        PREFERRED STOCK            COMMON STOCK         RETAINED      CURRENCY
                                     ----------------------   ----------------------    EARNINGS     TRANSLATION
                                      SHARES      AMOUNT       SHARES       AMOUNT      (DEFICIT)    ADJUSTMENT       TOTAL
                                     --------   -----------   ---------   ----------   -----------   -----------   -----------
Balance, January 1, 1993...........             $             7,500,000   $  750,000   $(1,914,187)    $           $(1,164,187)
Issuance of Series A Convertible
  Preferred Stock..................   625,000     2,000,000                                                          2,000,000
Net income.........................                                                        451,321                     451,321
                                     --------    ----------   ---------   ----------   -----------     -------     -----------
Balance, December 31, 1993.........   625,000     2,000,000   7,500,000      750,000    (1,462,866)                  1,287,134
Net income.........................                                                        412,153                     412,153
Translation adjustment.............                                                                      5,953           5,953
                                     --------    ----------   ---------   ----------   -----------     -------     -----------
Balance, December 31, 1994.........   625,000     2,000,000   7,500,000      750,000    (1,050,713)      5,953       1,705,240
Conversion of Series A Convertible
  Preferred Stock to common
  stock............................  (625,000)   (2,000,000)  1,874,999    2,000,000
Accretion of Series B Redeemable
  Convertible Preferred Stock......                                                       (153,088)                   (153,088)
Net income.........................                                                      3,191,537                   3,191,537
Translation adjustment.............                                                                     (7,675)         (7,675)
                                     --------    ----------   ---------   ----------   -----------     -------     -----------
Balance, December 31, 1995.........                           9,374,999    2,750,000     1,987,736      (1,722)      4,736,014
Accretion of Series B Redeemable
  Convertible Preferred Stock
  (unaudited)......................                                                       (229,631)                   (229,631)
Net income (unaudited).............                                                      2,173,061                   2,173,061
Translation adjustment
  (unaudited)......................                                                                     26,093          26,093
                                     --------    ----------   ---------   ----------   -----------     -------     -----------
Balance, March 31, 1996
  (unaudited)......................             $             9,374,999   $2,750,000   $ 3,931,166     $24,371     $ 6,705,537
                                     ========    ==========   =========   ==========   ===========     =======     ===========


   The accompanying notes are an integral part of the consolidated financial statements.

              MULTIPLE ZONES INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                       THREE MONTHS
                                                          YEAR ENDED DECEMBER 31,                    ENDED MARCH 31,
                                                -------------------------------------------    ----------------------------
                                                   1993            1994            1995            1995            1996
                                                -----------    ------------    ------------    ------------    ------------
                                                                                                       (UNAUDITED)
Cash flows from operating activities:
  Net income..................................  $   451,321    $    412,153    $  3,191,537    $    233,607    $  2,173,061
  Adjustments to reconcile net income to net
    cash used in operating activities:
    Allowance for doubtful accounts and
      returns.................................       (5,529)        235,964         177,647         (93,991)        379,461
    Inventory valuation allowance.............      138,000          62,000         300,000         (48,473)        356,702
    Depreciation and amortization.............      426,864         650,844       1,000,646         203,336         343,201
    Deferred income taxes.....................      (35,032)       (138,135)       (226,411)        189,804        (304,915)
    Minority interest.........................        7,800          16,154          69,569          26,308          49,511
    Foreign currency translation adjustment...                       (5,953)         (7,675)        (19,227)         26,093
    Changes in assets and liabilities:
      Accounts receivable.....................   (1,633,826)     (3,117,109)    (12,464,835)     (3,396,147)     (7,433,607)
      Inventory...............................   (2,411,936)     (3,940,469)    (28,217,690)     (3,228,198)     (5,781,017)
      Prepaids and other assets...............      (80,637)       (751,611)     (5,689,140)     (1,541,620)      1,224,908
      Accounts payable........................    1,505,311         236,068      24,267,853       3,539,821       5,527,071
      Accrued liabilities.....................      487,052       1,705,133       2,400,818        (496,718)        716,605
      Income taxes payable....................       37,650         224,159         802,283        (134,411)        621,604
                                                -----------    ------------    ------------    ------------    ------------
        Net cash used in operating
          activities..........................   (1,112,962)     (4,410,802)    (14,395,398)     (4,765,909)     (2,101,322)
                                                -----------    ------------    ------------    ------------    ------------
Cash flows from investing activities:
  Proceeds from sale of property and
    equipment.................................                       36,523          12,947
  Purchases of property and equipment.........     (314,671)       (538,188)     (1,397,289)       (304,063)       (433,017)
  Repayment of loan to shareholder............                      125,000
  Acquisitions of subsidiaries................                                     (689,720)
                                                -----------    ------------    ------------    ------------    ------------
        Net cash used in investing
          activities..........................     (314,671)       (376,665)     (2,074,062)       (304,063)       (433,017)
                                                -----------    ------------    ------------    ------------    ------------
Cash flows from financing activities:
  Borrowings under line of credit agreement...    8,575,000      25,745,800      65,408,357      12,905,374      29,205,385
  Payments under line of credit agreement.....   (9,430,000)    (23,488,720)    (56,665,000)    (10,255,000)    (28,980,000)
  Net change in book overdrafts...............      685,529       3,017,362       2,754,389       2,358,745       2,165,055
  Payments on capital leases..................     (176,914)       (288,802)       (548,868)       (119,450)       (180,614)
  Proceeds from sale of preferred stock.......    2,000,000                       7,000,000
  Preferred stock issuance costs..............                                     (691,992)
  Other.......................................      (69,800)         21,171         (86,634)       (189,500)        104,055
                                                -----------    ------------    ------------    ------------    ------------
        Net cash provided by financing
          activities..........................    1,583,815       5,006,811      17,170,252       4,700,169       2,313,881
                                                -----------    ------------    ------------    ------------    ------------
Net increase (decrease) in cash and cash
  equivalents.................................      156,182         219,344         700,792        (369,803)       (220,458)
Cash and cash equivalents at beginning of
  period......................................      138,263         294,445         513,789         513,789       1,214,581
                                                -----------    ------------    ------------    ------------    ------------
Cash and cash equivalents at end of period....  $   294,445    $    513,789    $  1,214,581    $    143,986    $    994,123
                                                ===========    ============    ============    ============    ============
Supplemental cash flow information:
  Cash paid during the period for interest....  $   213,422    $    239,470    $  1,111,213    $    203,991    $    473,004
                                                ===========    ============    ============    ============    ============
  Cash paid for income taxes..................                 $    100,000    $  1,251,382    $    315,000    $    996,952
                                                               ============    ============    ============    ============
  Noncash investing and financing activity:
    Capital leases to finance purchases of
      equipment...............................  $   769,032    $    405,304    $  1,804,330    $    593,961
                                                ===========    ============    ============    ============
    Investment in subsidiary..................                                                                 $    500,000
                                                                                                               ============
    Accretion of Series B Redeemable
      Convertible Preferred Stock.............                                                 $    153,088    $    229,631
                                                                                               ============    ============


   The accompanying notes are an integral part of the consolidated financial statements.

              MULTIPLE ZONES INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (Information for the three months ended March 31, 1995 and 1996 is unaudited)

1.  DESCRIPTION OF BUSINESS:

     Multiple Zones International, Inc. and its majority owned subsidiaries (collectively the "Company") are international direct marketers of microcomputer hardware, software, peripherals and accessories for users of Apple Macintosh-compatible ("Mac") and IBM-compatible ("PC") personal computers. The Company has licensed its trade name to independent licensees which operate in a number of countries world-wide.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and of its majority owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

  Interim Financial Information

     The consolidated financial statements and related notes thereto for the three months ended March 31, 1995 and 1996 are unaudited and have been prepared on the same basis as the audited financial statements included herein. In the opinion of management, such unaudited financial statements include all adjustments necessary to present fairly the information set forth therein. These adjustments are solely of a normal, recurring nature. The results of operations for such interim periods are not necessarily indicative of results for the full year.

  Cash Equivalents

     Cash equivalents are all highly liquid investments with initial maturities of three months or less.

  Concentration of Credit Risk

     Cash balances subject to credit risk consist of cash balances held in one financial institution in the United States and cash balances held in foreign financial institutions. The Company has not experienced any losses associated with cash balances and believes that there is minimal risk associated with the cash balances. Concentration of credit risk with respect to trade receivables is limited due to the Company's diverse customer base. The Company closely monitors extensions of credit but does not require collateral, and has not experienced significant credit losses.

  Inventories

     Inventories consist primarily of computer software and hardware. Inventories are valued at the lower of first-in, first-out (FIFO) cost or market. Balances at December 31, 1994 and 1995 and March 31, 1996 are net of allowances of approximately $300,000, $600,000 and $957,000, respectively.

  Property and Equipment

     Property and equipment is recorded at cost. Depreciation is based on the straight-line method over the estimated useful lives of the related assets, generally 3 to 10 years. Amortization of capital leases is based on the straight-line method over the estimated useful lives of the related assets or lease life, whichever is shorter, generally 3 to 10 years. Expenditures for maintenance and repairs are charged to expense as incurred, while additions, renewals and betterments are capitalized. Gains or losses from sales or retirements are included in other income and expense.

              MULTIPLE ZONES INTERNATIONAL, INC. AND SUBSIDIARIES

 (Information for the three months ended March 31, 1995 and 1996 is unaudited)

  Income Taxes

     Deferred income taxes are provided based on the estimated future tax effects of temporary differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

     Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets when it is more likely than not that such deferred tax assets will not be realized.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Foreign Currency Translation

     Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at weighted average rates during the period. The resulting translation adjustment is reflected as a separate component of shareholders' equity on the balance sheet.

  Computation of Earnings Per Share


     Historical Earnings Per Share



     Historical earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of stock options and warrants. Fully diluted earnings per share assumes the conversion of the Series B Redeemable Convertible Preferred Stock ("Series B Preferred Stock"). For those periods prior to the offering date, pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, common and common equivalents shares issued at prices below the public offering price during the 12 months immediately preceding the offering date have been included in the calculation as if they were outstanding for all periods presented. The calculation uses the treasury stock method in determining the resulting incremental weighted average equivalent shares outstanding.

              MULTIPLE ZONES INTERNATIONAL, INC. AND SUBSIDIARIES

 (Information for the three months ended March 31, 1995 and 1996 is unaudited)

     The following table presents historical earnings per share and shares used in the computations:


                                                                                  THREE MONTHS
                                          YEAR ENDED DECEMBER 31,                ENDED MARCH 31,
                                   --------------------------------------   -------------------------
                                      1993         1994          1995          1995          1996
                                   ----------   -----------   -----------   -----------   -----------
Primary earnings per share.......  $     0.05   $      0.04   $      0.31   $      0.02   $      0.20
                                      =======       =======       =======       =======       =======
Shares used in computation of
  primary earnings per share.....   9,067,814     9,884,386     9,934,159     9,911,068     9,927,603
                                      =======       =======       =======       =======       =======
Fully diluted earnings per
  share..........................  $     0.05   $      0.04   $      0.31   $      0.02   $      0.21
                                      =======       =======       =======       =======       =======
Shares used in computation of
  fully diluted earnings per
  share..........................   9,519,821    10,336,393    10,386,161    10,363,075    10,379,610
                                      =======       =======       =======       =======       =======



     Pro Forma Earnings Per Share



     The calculation of pro forma earnings per share as reflected on the accompanying consolidated statements of operations includes the effect of all outstanding convertible redeemable preferred stock and stock options and warrants. The accretion related to the preferred stock carrying value is not deducted from income in the calculation of pro forma earnings per share. Pursuant to the rules of the Securities and Exchange Commission, common and common equivalent shares issued during the twelve months immediately preceding the initial filing of the Company's registration statement on Form S-1 related to the initial public offering of its common stock have been included in the calculation of the weighted average common and common equivalent shares outstanding. The calculation uses the treasury stock method in determining the resulting incremental weighted average equivalent shares outstanding.


  Revenue Recognition


     Revenue on product sales is recognized at the time of shipment. The Company generally allows its customers to return products within 30 days of purchase. An allowance for product returns is established based on experience.


  License Fees and Royalties

     The Company records revenues from license fees in net sales when licenses are granted. Royalty income from licensees is recorded in net sales based on a percentage of the licensees' gross sales in the period sales are made.

  Catalog Costs and Revenues


     The Company produces and distributes catalogs at various intervals throughout the year. Costs to produce and distribute individual catalogs, including paper, printing, postage, production and design costs, are capitalized and amortized to selling expense during the period in which the catalogs are generating substantial sales (generally one month). At December 31, 1995 and March 31, 1996, $3,753,666 and $2,020,873, respectively, of capitalized advertising costs were included with prepaids. The Company receives market development revenues and cooperative advertising revenues from most vendors who have placed advertisements in the Company's catalogs. These revenues are recognized as a reduction of selling expense in the same period in which the corresponding catalog cost is recognized as selling expense. Advertising expense net of co-op advertising recovery is included in selling, general and administrative expenses and totaled $1,774,783 for the year ended December 31, 1995.

              MULTIPLE ZONES INTERNATIONAL, INC. AND SUBSIDIARIES

 (Information for the three months ended March 31, 1995 and 1996 is unaudited)


     The Company adopted Statement of Position 93-7 "Reporting on Advertising Costs" (SOP 93-7) effective January 1, 1995. Management believes that if SOP 93-7 had been adopted in prior years, it would not have had a material impact on the Company's financial position or results of operations.



     The Company provides advertising in its catalogs in exchange for products or services to be received from its vendors. These transactions are reported at the estimated fair market value of the advertising provided by the Company which approximates the value of products or services received in exchange. Barter revenues are recorded when the catalogs are published and receivables are recorded for the products or services to be received. Barter expenses are recorded when the products or services are used.


  Dependence on Sales of Mac Products

     The Company is largely dependent on sales of Mac products manufactured by a broad variety of vendors, including Apple. A decline in the demand for, or availability of, Apple or other Mac products would likely have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company intends to pursue increased sales of PC products to reduce its dependence on sales of Mac products, there can be no assurance that the Company will be successful in doing so.

  Reclassifications

     Certain reclassifications have been made to the 1993, 1994 and 1995 financial statements to conform to the March 31, 1996 presentation. Such reclassifications had no effect on net income.

3.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

     For certain financial instruments, including cash, cash equivalents and bank lines of credit, the carrying value approximates fair value.


     Management considers the fair value of the Series B Preferred Stock to approximate its carrying value.


4.  RECEIVABLES:

     Receivables consist of the following:

                                                          DECEMBER 31,
                                                   --------------------------      MARCH 31,
                                                      1994           1995            1996
                                                   ----------     -----------     -----------
    Trade........................................  $6,478,240     $16,204,425     $22,351,527
    Co-op advertising............................     777,267       3,194,886       2,839,380
    Licensees....................................     261,123         665,522         646,100
    Returns, rebates and other...................   1,175,349       3,653,074       6,245,742
                                                   ----------     -----------     -----------
                                                    8,691,979      23,717,907      32,082,749
    Less allowances..............................    (428,782)       (606,429)       (985,890)
                                                   ----------     -----------     -----------
                                                   $8,263,197     $23,111,478     $31,096,859
                                                   ==========     ===========     ===========

              MULTIPLE ZONES INTERNATIONAL, INC. AND SUBSIDIARIES

 (Information for the three months ended March 31, 1995 and 1996 is unaudited)

5.  PROPERTY AND EQUIPMENT:

     Property and equipment consist of the following:

                                                         DECEMBER 31,
                                                  ---------------------------      MARCH 31,
                                                     1994            1995            1996
                                                  -----------     -----------     -----------
    Equipment...................................  $ 1,638,464     $ 2,351,015     $ 2,844,153
    Computer hardware and software under capital
      leases....................................    1,750,720       3,621,598       3,621,598
    Computer software...........................      213,558         773,300         752,832
    Furniture and fixtures......................      136,628         265,884         268,875
    Leasehold improvements......................       39,472         155,975         155,975
                                                  ------------    ------------    ------------
                                                    3,778,842       7,167,772       7,643,433
    Less accumulated depreciation and
      amortization..............................   (1,616,302)     (2,649,217)     (2,992,279)
                                                  ------------    ------------    ------------
              Property and equipment, net.......  $ 2,162,540     $ 4,518,555     $ 4,651,154
                                                  ============    ============    ============

     Included in accumulated depreciation and amortization is accumulated amortization associated with capital leases at December 31, 1994 and 1995 and March 31, 1996 of $685,547, $1,246,279 and $1,403,301, respectively.

6.  BANK LINES OF CREDIT:


     At December 31, 1995, the Company had a $20.0 million bank line of credit expiring June 14, 1996 (in May 1996, the line of credit was increased to $25.0 million and its expiration date was extended to December 31, 1996). Interest is charged at the prime lending rate plus 3/4% (9 1/4% at December 31, 1995). At December 31, 1995 and March 31, 1996, $11,575,000 and $11,790,000, respectively, was borrowed on the line. The line is collateralized by the Company's accounts receivable and inventories, and a portion is guaranteed by certain of the Company's shareholders.


     The line of credit agreement contains certain covenants and restrictions requiring, among other things, a minimum tangible net worth, limitations on capital expenditures and certain other financial ratios and restrictions. At December 31, 1995, the Company was not in compliance with one of these covenants. The covenant was modified in April 1996, and the bank has waived violation of the covenant through the expiration date of the line of credit. At March 31, 1996, the Company would have been in compliance with the modified covenant.

     Bank lines of credit also included $459,890 and $470,275 of borrowings by the Company's foreign subsidiaries at December 31, 1995 and March 31, 1996, respectively.

     At December 31, 1994, the Company had $3,275,000 outstanding under a $7,000,000 line of credit which bore interest at the prime lending rate plus
 3/4% (8 3/4% at December 31, 1994). Bank lines of credit at December 31, 1994 also included $2,080 of borrowings by the Company's foreign subsidiaries.

     The lines of credit are used by the Company under its cash management system to cover checks presented for payment in excess of cash balances. As of December 31, 1994 and 1995 and March 31, 1996, the Company had book overdrafts of $3,473,925, $6,228,314 and $8,572,753, respectively, which are included with accounts payable.

              MULTIPLE ZONES INTERNATIONAL, INC. AND SUBSIDIARIES

 (Information for the three months ended March 31, 1995 and 1996 is unaudited)

7.  TRADE CREDIT ARRANGEMENT:


     In 1996, the Company entered into security agreements with Deutsche Financial Services ("Deutsche") to facilitate the purchase of inventory from various suppliers under certain terms and conditions. The agreement allows a collateralized position in inventory financed by Deutsche up to an aggregate of $25.0 million. At March 31, 1996, accounts payable included $16.4 million owed to Deutsche, of which $8.1 million was for inventory in transit. Amounts purchased under these agreements generally require payment within a period of 45 days, and no interest is charged. Interest will accrue on amounts not paid by the end of this period at variable rates.


8.  INCOME TAXES:


     As of June 5, 1993, the Company terminated its S Corporation status. As an S Corporation, a portion of 1993 earnings and losses were reported on the personal tax returns of the shareholders. If the Company had been subject to federal income taxes for all of 1993 at the statutory rates in effect for that year, its pro forma income tax expense and net income for 1993 would have been $154,339 and $299,600, respectively.


     The income tax provision consists of the following:

                                                              YEAR ENDED DECEMBER 31,
                                                       -------------------------------------
                                                         1993         1994           1995
                                                       --------     ---------     ----------
    Current..........................................  $ 37,650     $ 344,914     $2,073,511
    Deferred.........................................    54,365      (138,135)      (226,411)
    Change in tax status.............................   (89,397)
                                                       --------     ---------     ----------
                                                       $  2,618     $ 206,779     $1,847,100
                                                       ========     =========     ==========

     The components of deferred taxes were as follows:


                                                                        DECEMBER 31,
                                                                   -----------------------
                                                                     1994          1995
                                                                   ---------     ---------
    Assets:
      Allowance for doubtful accounts............................  $ 145,786     $ 192,699
      Inventory allowances.......................................    102,000       204,000
      Deferred advertising revenue...............................    170,000        10,700
      Inventory capitalization...................................     19,005        58,152
      Accrued liabilities and other..............................     68,360       263,509
                                                                   ---------     ---------
              Total..............................................  $ 505,151     $ 729,060
                                                                   ---------     ---------
    Liabilities:
      Deferred catalog costs.....................................  $(142,464)    $
      Property and equipment depreciation........................    (94,771)     (185,891)
      Other......................................................    (94,749)     (143,591)
                                                                   ---------     ---------
                                                                   $(331,984)    $(329,482)
                                                                   ---------     ---------
      Net deferred tax asset.....................................  $ 173,167     $ 399,578
                                                                   =========     =========

              MULTIPLE ZONES INTERNATIONAL, INC. AND SUBSIDIARIES

 (Information for the three months ended March 31, 1995 and 1996 is unaudited)


     The net deferred tax asset is recognized in the accompanying balance sheet as follows:



      Current deferred tax asset.................................  $ 362,687     $ 695,060
      Non-current deferred income tax liability..................   (189,520)     (295,482)
                                                                   ---------     ---------
    Net deferred tax asset.......................................  $ 173,167     $ 399,578
                                                                   =========     =========


     Although realization is not assured, management believes it is more likely than not that all of the net deferred asset will be realized through future taxable income or taxable loss carrybacks.


     A reconciliation of the effective income tax rate on income before taxes with the federal statutory rate follows:



                                                                    YEAR ENDED DECEMBER 31,
                                                                    -----------------------
                                                                    1993      1994     1995
                                                                    -----     ----     ----
    Statutory rate................................................   34.0%    34.0%    34.0%
    Change in tax status:
      Effect of earnings attributable to S corporation
         shareholders.............................................  (15.0)
      Effect of establishment of deferred taxes...................  (19.7)
    State income tax (net of federal income tax benefit)..........                      1.5
    Other.........................................................    1.3     (0.6)     1.2
                                                                    -----     ----     ----
    Effective tax rate............................................    0.6%    33.4%    36.7%
                                                                    =====     ====     ====


9.  COMMITMENTS AND CONTINGENCIES:

  Operating Leases

     The Company leases its office and returns warehouse space under noncancelable operating leases which expire through June 30, 1999. Under the terms of the leases, the Company is responsible for its share of taxes, insurance and common area charges. At December 31, 1995, future minimum payments under operating leases were as follows:

        1996.............................................................  $  568,762
        1997.............................................................     428,512
        1998.............................................................     412,662
        1999.............................................................     208,497
                                                                           ----------
                  Total..................................................  $1,618,433
                                                                           ==========

     Rental expense totaled $411,373, $472,796 and $607,973 for the years ended December 31, 1993, 1994 and 1995, respectively.

              MULTIPLE ZONES INTERNATIONAL, INC. AND SUBSIDIARIES

 (Information for the three months ended March 31, 1995 and 1996 is unaudited)

  Obligations Under Capital Leases

     The Company leases equipment and software under long-term capital leases. Future lease payments as of December 31, 1995 were as follows:

    1996.....................................................................  $  912,737
    1997.....................................................................     792,107
    1998.....................................................................     629,574
    1999.....................................................................     423,368
    2000.....................................................................      49,542
                                                                               ----------
    Total future minimum lease payments......................................   2,807,328
    Less amount representing interest........................................    (420,217)
                                                                               ----------
    Present value of net minimum lease payments..............................   2,387,111
    Less current portion.....................................................    (722,558)
                                                                               ----------
    Noncurrent portion.......................................................  $1,664,553
                                                                               ==========

  Distribution Center

     The Company has contracted with a freight company to provide and operate its primary distribution center under a contract which expires March 31, 1998. Under this contract, the Company pays a flat rate for each order filled.

  Letters of Credit

     The Company had unused letters of credit totaling $2,800,000 at March 31, 1996.

10.  SERIES B REDEEMABLE CONVERTIBLE PREFERRED STOCK:


     On October 27, 1995, the Company completed a sale of 612,476 shares of Series B Preferred Stock for $7,000,000. Each share of Series B Preferred Stock is entitled to a cumulative annual dividend of $1.142902 per share, payable only to the extent that dividends are declared to common shareholders. Rights to accrued but unpaid dividends terminate upon conversion of the Series B Preferred Stock. Voluntary and involuntary liquidation value of each preferred share is $11.42902 plus accrued and unpaid dividends. Offering costs related to the sale were $691,992. In connection with the offering, the Company also issued a warrant for the purchase of 45,310 shares of common stock exercisable at $7.61935 per share. At the option of the holder and automatically upon an underwritten public offering with an aggregate offering price of not less than $20 million based upon a preoffering Company valuation of at least $100 million, the shares convert at a rate of three shares of common for two shares of Series B Preferred Stock. If an underwritten public offering is not completed by December 31, 1998, the holders of the Series B Preferred Stock have the option to require the Company to redeem the Series B Preferred Stock at a price equal to the greater of the fair market value of the Series B Preferred Stock at December 31, 1998 or $11.42902 per share, as adjusted for stock splits or other recapitalization events, plus accrued and unpaid dividends payable to holders of Series B Preferred Stock.


     The difference between the issuance price, net of offering costs, of the Series B Preferred Stock and the redemption value is being accreted periodically through the redemption date by a charge to retained earnings. The carrying value of the Series B Preferred Stock has also been increased for accrued but unpaid dividends.

              MULTIPLE ZONES INTERNATIONAL, INC. AND SUBSIDIARIES

 (Information for the three months ended March 31, 1995 and 1996 is unaudited)

11.  SHAREHOLDERS' EQUITY:

  Common Stock


     In June 1993, the Company increased the number of authorized shares of common stock to 25,000,000 and declared a common stock split which had the effect of increasing the shares issued and outstanding to 2,500,000. In February 1994, the Company declared a common stock split which had the effect of increasing the shares issued and outstanding to 5,000,000. On January 2, 1996, the number of authorized shares of common stock was increased to 45,000,000. On June 3, 1996, the Company declared a common stock split which had the effect of increasing the shares issued and outstanding to 9,374,999. All share amounts have been restated to give effect to these stock splits.


  Preferred Stock


     The Company has 5,000,000 shares of preferred stock authorized. During 1993, the Company issued 625,000 shares of Series A Convertible Preferred Stock ("Series A Preferred Stock") for $2,000,000. The shares have no par value and have full voting rights. In October 1995, all shares of Series A Convertible Preferred Stock were converted at a rate of two shares of common stock for one share of preferred stock. This conversion had the effect of increasing the common shares issued and outstanding to 9,374,999.


  Stock Options


     In 1993, the Company adopted a Stock Incentive Plan (the "Plan") whereby the Company may issue incentive or nonqualified stock options, restricted shares, stock units or stock appreciation rights to employees. Stock options are granted solely at the discretion of the Board of Directors and are issued at a price equal to the estimated fair market value of the stock at the date of grant. The term of each option granted is for such period as determined by the Board of Directors, but not more than ten years from date of grant. Options may generally be exercised upon the earlier of the seventh anniversary of the date of grant, six months after an initial public offering, or upon a greater than 75% change in control of the Company. Grants are nontransferable, and shares acquired upon exercise of options may be subject to repurchase at the option of the Company under certain conditions. The maximum number of shares to be granted under the Plan was 750,000 at December 31, 1995 and was increased to 1,650,000 in April 1996.



     In addition to options granted under the Plan, the Company has granted options to outside consultants. Options granted to these individuals for a total of 37,500 shares were outstanding at December 31, 1995 at option prices of $0.17 - $5.33 per share.

              MULTIPLE ZONES INTERNATIONAL, INC. AND SUBSIDIARIES

 (Information for the three months ended March 31, 1995 and 1996 is unaudited)


     Stock option activity for 1993, 1994 and 1995 and the three months ended March 31, 1996 is summarized as follows:



                                                                   OUTSTANDING STOCK OPTIONS
                                                                 -----------------------------
                                                                  NUMBER           OPTION
                                                                 OF SHARES       PRICE RANGE
                                                                 ---------     ---------------
    Balance, January 1, 1993
      Granted..................................................   159,000           $0.17
      Canceled.................................................    (7,500)          0.17
                                                                  -------      --------------
    Balance, December 31, 1993.................................   151,500           0.17
      Granted..................................................    37,500           0.33
      Canceled.................................................   (67,500)          0.17
                                                                  -------      --------------
    Balance, December 31, 1994.................................   121,500        0.17 - 0.33
      Granted..................................................   335,250        4.00 - 5.33
      Canceled.................................................      (750)          4.00
                                                                  -------      --------------
    Balance, December 31, 1995.................................   456,000        0.17 - 5.43
      Granted..................................................   265,500        5.33 - 6.67
      Canceled.................................................   (42,000)       0.17 - 4.00
                                                                  -------      --------------
    Balance, March 31, 1996....................................   679,500       $0.17 - $6.67
                                                                  =======      ==============



     No options were exercisable during 1993, 1994 or 1995. At December 31, 1995, options for 373,500 shares of common stock were available for grant. At March 31, 1996, options for 69,000 shares were exercisable upon completion of an underwritten public offering.


     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (the "Statement"). The Statement encourages, but does not require, accounting for stock compensation awards granted to employees based on their fair value at the date the awards are granted. Companies may elect to continue to apply current accounting requirements for employee stock compensation awards, which generally will result in no compensation cost for most fixed stock option plans, such as the Plan. The expense measurement provisions of the Statement apply to all equity instruments issued for goods and services provided by persons other than employees. All companies are required to comply with the disclosure requirements of the Statement. The Company will adopt the Statement in the year ending December 31, 1996. The Company expects to continue accounting for employee stock compensation awards using current accounting requirements.

  Employee Stock Purchase Plan


     In December 1995, the Company adopted an Employee Stock Purchase Plan (the "Purchase Plan") which will be effective upon the completion of an underwritten public offering. Under the terms of the Purchase Plan, employees other than officers and employees of the Company's subsidiaries may purchase a total of up to 450,000 shares of common stock. The purchase price per share is 85% of the lower of the market value per share of common stock determined as of the beginning or end of the quarterly purchase period specified in the Purchase Plan.


12.  DEFERRED INCOME 401(K) PLAN:

     During 1994, the Company began offering a deferred income 401(k) plan to substantially all full time employees with a minimum of one year of service. Participants may make tax-deferred contributions of up to

              MULTIPLE ZONES INTERNATIONAL, INC. AND SUBSIDIARIES

 (Information for the three months ended March 31, 1995 and 1996 is unaudited)

10% of annual compensation subject to certain limitations specified by the Internal Revenue Code. The Company recognized expense, related to the Company match, of approximately $10,200 and $24,700 for the years ended December 31, 1994 and 1995, respectively.

13.  RELATED PARTY TRANSACTIONS:


     Related party transactions for 1993, 1994 and 1995 were as follows:


                                                             YEAR ENDED DECEMBER 31,
                                                     ----------------------------------------
                                                        1993           1994           1995
                                                     ----------     ----------     ----------
    Sales to licensees.............................  $1,178,867     $1,340,836     $1,274,142
    Sales to affiliates............................      18,608         20,355         87,564
    Purchases from affiliates......................   2,150,663      3,510,200        881,857
    Amounts payable to affiliates..................      30,817        291,134         20,986
    Accounts receivable from affiliates............                                    17,258

14.  ACQUISITIONS:

     During the year ended December 31, 1995, $689,720 was expended relating to acquisitions of additional businesses, which includes amounts related to an acquisition completed in January 1996.


     Certain of the purchase agreements relating to the Company's acquisitions allow the minority owners to sell their remaining interests to the Company at the end of three years. The purchase price for the remaining interests is based on a multiple of the subsidiaries' net income during the three year period.


15.  OPERATIONS BY GEOGRAPHIC AREA:


     The Company operates primarily in one industry segment, the distribution of computer hardware and software. Information about the Company's operations in different geographic areas for 1994 and 1995 is presented below. International operations in 1993 were nominal. International activities are principally concentrated in Europe. Corporate assets consist of cash held by the international subsidiaries.

              MULTIPLE ZONES INTERNATIONAL, INC. AND SUBSIDIARIES

 (Information for the three months ended March 31, 1995 and 1996 is unaudited)

     A summary of the Company's operations by geographic area follows:

                                     UNITED STATES    INTERNATIONAL    ELIMINATIONS       TOTAL
                                     -------------    -------------    ------------    ------------
    YEAR ENDED DECEMBER 31, 1994
    Net sales......................  $ 101,920,063     $ 11,535,500    $               $113,455,563
    Income from operations.........        787,808           46,508                         834,316
    Identifiable assets............  $  25,572,490     $  3,150,940    $ (3,532,201)   $ 25,191,229
    Corporate assets...............                                                         513,789
                                                                                       ------------
              Total assets.........                                                    $ 25,705,018
                                                                                       ============
    YEAR ENDED DECEMBER 31, 1995
    Net sales......................  $ 216,261,197     $ 26,325,701    $               $242,586,898
    Income from operations.........      5,575,361          549,538                       6,124,899
    Identifiable assets............  $  71,358,809     $  8,734,995    $ (1,916,221)   $ 78,177,583
    Corporate assets...............                                                       1,214,581
                                                                                       ------------
              Total assets.........                                                    $ 79,392,164
                                                                                       ============

- ------------------------------------------------------
- ------------------------------------------------------

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.
                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
Use of Proceeds.......................   11
Capitalization........................   12
Dividend Policy.......................   12
Dilution..............................   13
Selected Consolidated Financial and
  Operating Data......................   14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   16
Business..............................   22
Management............................   32
Principal Shareholders................   40
Description of Capital Stock..........   41
Shares Eligible for Future Sale.......   43
Underwriting..........................   45
Legal Matters.........................   46
Experts...............................   46
Additional Information................   46
Index to Consolidated Financial
  Statements..........................  F-1


                            ------------------------


     UNTIL JULY   , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
                                2,200,000 SHARES

                                 MULTIPLE ZONES

                              INTERNATIONAL, INC.
                                  COMMON STOCK
                               -----------------
                                   PROSPECTUS
                               -----------------

                                      LOGO

                                  FURMAN SELZ

                                 JUNE   , 1996

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*


    Registration Fee -- Securities and Exchange Commission....................  $ 13,959
    NASD Filing Fee...........................................................     4,548
    Nasdaq National Market Listing Fee........................................    48,734
    Accountants' Fees and Expenses............................................   250,000
    Blue Sky Fees and Expenses................................................    12,000
    Printing and Engraving Expenses...........................................    80,000
    Legal Fees and Expenses...................................................   350,000
    Miscellaneous Expenses....................................................   100,759
                                                                                --------
              Total...........................................................  $860,000
                                                                                ========


- ---------------

 * All expenses other than the Securities and Exchange Commission Registration Fee, the NASD Filing Fee and the Nasdaq National Market Fee are estimated.


   ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). Article VI, Section 6.5.1, of the Registrant's Restated Articles of Incorporation (Exhibit 3.1 hereto) and Article X of the Registrant's Restated Bylaws (Exhibit 3.2 hereto) provide for indemnification of the Registrant's directors, officers, employees and agents to the maximum extent permitted by Washington law. The Company intends to enter into agreements with all of its executive officers and all outside directors to indemnify them against certain claims and liabilities arising out of their service as officers and directors, as applicable, and to advance expenses to defend claims subject to indemnification. The directors and officers of the Registrant also may be indemnified against liability they may incur for serving in that capacity pursuant to a liability insurance policy maintained by the Company for such purpose. The Company intends to obtain directors' and officers' liability insurance effective upon consummation of the offering with an aggregate coverage limit of $5,000,000.

     Section 23B.08.320 of the Washington Business Corporation Act authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, self-dealing or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article VI, Section 6.6, of the Registrant's Restated Articles of Incorporation contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to the Registrant and its shareholders. In addition, the Company has agreed to release the directors from certain liabilities to the Company that would otherwise arise out of their service as directors.

     Reference is made to the Registrant's Restated Articles of Incorporation, filed as Exhibit 3.1 to this Registration Statement, and the Registrant's Bylaws, filed as Exhibit 3.2 to this Registration Statement.

     Reference is also made to Section 7 of the form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement for certain provisions regarding the indemnification of officers and directors of the Registrant by the Underwriters.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since January 1, 1993, the Registrant has not issued any unregistered securities other than the following:

          (1) An aggregate of 625,000 shares of Series A Preferred Stock issued in July 1993 to four investors. The aggregate consideration received for such shares was $2,000,000.

          (2) An aggregate of 612,476 shares of Series B Preferred Stock issued in October 1995 to 15 investors. The aggregate consideration received for such shares was $7,000,000.

     No underwriters were engaged in connection with these sales, which were made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act, relating to sales by an issuer not involving a public offering.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


    NUMBER                                     DESCRIPTION
    ------   --------------------------------------------------------------------------------
      1.1    Proposed Form of Underwriting Agreement
      3.1    Restated Articles of Incorporation*
      3.2    Amended and Restated Bylaws, as amended*
      4.1    Specimen Stock Certificate
      5.1    Opinion of Graham & James LLP
     10.1    Multiple Zones International, Inc. 1993 Stock Incentive Plan, as amended*
     10.2    Stock Option Agreement between the Registrant and Peter J. Biere for stock option granted August 9, 1994*
     10.3    Form of Stock Option Agreement (used for all other stock options granted to executive officers prior to April 1, 1996)*
     10.4    Form of Stock Option Agreement (used for all stock options granted to executive officers after March 31, 1996)*
     10.5    Multiple Zones International, Inc. 401(k) Plan*
     10.6    Multiple Zones International, Inc. Employee Stock Purchase Plan*
     10.7    Multiple Zones International, Inc. Management Incentive Plan
     10.8    Employment letter dated October 13, 1994, as amended December 19, 1994, between the Registrant and Victor J. Melfi, Jr.*
     10.9    Employment Agreement dated as of April 1, 1996 between the Registrant and Victor
             J. Melfi, Jr.*
     10.10   Employment letter dated October 10, 1995 between the Registrant and Bruce S.
             Martin*
     10.11   Employment Agreement dated as of April 1, 1996 between the Registrant and Bruce
             S. Martin*
     10.12   Employment Agreement dated as of January 1, 1996 between the Registrant and
             Sadrudin J. Kabani*
     10.13   Employment Agreement dated as of April 1, 1996 between the Registrant and
             Sadrudin J. Kabani*
     10.14   Employment letter dated March 25, 1996 between the Registrant and Judith A.
             Roseth*
     10.15   Form of Indemnification Agreement (to be entered into with each of Peter J.
             Biere, Judith A. Roseth and the Registrant's outside directors)*
     10.16   Form of Stock Option Agreement (used for all stock options granted to outside directors)*
     10.17   Consulting Agreement between the Registrant and Carol L. Miltner*
     10.18   Business Loan Agreement dated as of December 5, 1995, between the Registrant and
             U.S. Bank of Washington, National Association, as amended*
     10.19   Agreement for Wholesale Financing dated January 15, 1996, as amended, between the Registrant and Deutsche Financial Services Corporation*

    NUMBER                                     DESCRIPTION
    ------   --------------------------------------------------------------------------------
     10.20   Multiple Zones International, Inc. Series B Preferred Stock Purchase Agreement
             dated October 27, 1995, between the Registrant, Sadrudin J. Kabani, Firoz H.
             Lalji and holders of the Series B Preferred Stock, as amended*
     10.21   Warrant issued to Prudential Securities Incorporated dated October 27, 1995*
     10.22   Multiple Zones International, Inc. Registration Rights Agreement dated as of
             October 27, 1995, by and among the Registrant, Prudential Securities
             Incorporated and holders of the Series B Preferred Stock*
     10.23   Standard Office Lease-Gross dated October 4, 1993 between the Registrant and
             Hewlett-Packard Company***
     10.24   Office Lease dated April 1, 1996 between the Registrant and Renton Talbot
             Delaware, Inc.**
     10.25   Ingram Micro Resale Agreement dated April 1, 1996 between Ingram Micro and the
             Registrant**
     10.26   Authorized Apple Catalog Reseller Sales Agreement between the Registrant and
             Apple Computer, Inc.**
     10.27   Storage and Distribution Agreement dated September 28, 1992 between the
             Registrant and Advanced Logistics Services Corp., as amended**
     10.28   Business Loan Agreement dated as of May 13, 1996 between the Registrant and U.S.
             Bank of Washington, National Association
     10.29   $20.0 million Promissory Note dated May 13, 1996 in favor of U.S. Bank of
             Washington, National Association
     10.30   $5.0 million Promissory Note dated May 13, 1996 in favor of U.S. Bank of
             Washington, National Association
     11.1    Statement re Computation of Per Share Earnings
     21.1    Subsidiaries of the Registrant*
     23.1    Consent of Graham & James LLP (included in Exhibit 5.1)
     23.2    Consent of Coopers & Lybrand L.L.P.
     24.1    Power of Attorney*


- ---------------

  * Previously filed


 ** Confidential treatment requested; previously filed


*** Confidential treatment requested


     (b) Financial Statement Schedules

        None.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on June 4, 1996.


                                          MULTIPLE ZONES INTERNATIONAL, INC.

                                          By /s/     VICTOR J. MELFI, JR.

                                            ------------------------------------
                                                    Victor J. Melfi, Jr.
                                               President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed on June 4, 1996 by the following persons in the capacities indicated below.



                SIGNATURE                                     TITLE
- ------------------------------------------  ------------------------------------------
      /s/          VICTOR J. MELFI,         President and Chief Executive Officer
                    JR.                       (Principal Executive Officer) and
- ------------------------------------------    Director
           Victor J. Melfi, Jr.
         /s/             PETER J.           Senior Vice President -- Finance and Chief
                   BIERE                      Financial Officer (Principal Financial
- ------------------------------------------    and Accounting Officer)
              Peter J. Biere
           SADRUDIN J. KABANI*              Chairman of the Board
- ------------------------------------------
            Sadrudin J. Kabani
              JOHN H. BAUER*                Director
- ------------------------------------------
              John H. Bauer
            JOHN T. CARLETON*               Director
- ------------------------------------------
             John T. Carleton
              JOHN E. DEFEO*                Director
- ------------------------------------------
              John E. DeFeo
             FIROZ H. LALJI*                Director
- ------------------------------------------
              Firoz H. Lalji
            CAROL L. MILTNER*               Director
- ------------------------------------------
             Carol L. Miltner
             PAUL E. MONSON*                Director
- ------------------------------------------
              Paul E. Monson
            STEVE SARICH, JR.*              Director
- ------------------------------------------
            Steve Sarich, Jr.
        *By: /s/          PETER J.
                   BIERE
- ------------------------------------------
              Peter J. Biere
             Attorney-in-Fact

                                 EXHIBIT INDEX


                                                                                      SEQUENTIALLY
EXHIBIT                                                                                 NUMBERED
NUMBER                                     DESCRIPTION                                    PAGE
- ------       -----------------------------------------------------------------------  ------------
  1.1    --  Proposed Form of Underwriting Agreement................................
  4.1    --  Specimen Stock Certificate.............................................
  5.1    --  Opinion of Graham & James LLP..........................................

 10.7    --  Multiple Zones International, Inc. Management Incentive Plan...........
10.23    --  Standard Office Lease -- Gross dated October 4, 1993 between the
             Registrant and Hewlett-Packard Company.................................
10.28    --  Business Loan Agreement dated as of May 13, 1996 between the Registrant and U.S. Bank of Washington, National Association......................
10.29    --  $20.0 million Promissory Note dated May 13, 1996 in favor of U.S. Bank of Washington, National Association....................................
10.30    --  $5.0 million Promissory Note dated May 13, 1996 in favor of U.S. Bank of Washington, National Association....................................
 11.1    --  Statement re Computation of Per Share Earnings.........................
 23.1    --  Consent of Graham & James LLP (included in Exhibit 5.1)................
 23.2    --  Consent of Coopers & Lybrand L.L.P.....................................